By Appointment to H.M. The King of Siam

Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 268/2004

April 27, 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

04024975

MAY 5 2004

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

Yours sincerely,

Somkiat Sirichatchai

5/11

CS038-1-04

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

For the Period Ended March 31, 2004

and

Review Report of Certified Public Accountant

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED :

I have reviewed the accompanying consolidated balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at March 31, 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2004 and 2003. I have also reviewed the balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED as at March 31, 2004 and the statements of income, changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2004 and 2003. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in conformity with generally accepted accounting principles.

I have previously audited the consolidated financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries for the year ended December 31, 2003, and the financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated February 13, 2004. The consolidated balance sheet of the Bank and its subsidiaries and the balance sheet of the Bank as at December 31, 2003, which have been presented herein for comparative purposes, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

Mr. Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
April 23, 2004

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS				
Cash	9,298,711	18,699,184	9,298,608	18,699,096
Interbank and money market items				
Domestic items				
Interest bearing	930,258	419,048	809,382	131,541
Non-interest bearing	4,010,136	2,844,648	4,018,520	2,854,344
Foreign items				
Interest bearing	88,047,039	101,492,418	88,047,039	101,492,418
Non-interest bearing	336,657	165,862	336,657	165,862
Total Interbank and Money Market Items - net	93,324,090	104,921,976	93,211,598	104,644,165
Securities purchased under resale agreements	41,000,000	31,710,000	41,000,000	31,710,000
Investments (Notes 3.4, 5, and 17)				
Current investments - net	48,928,451	65,490,621	48,815,099	65,006,386
Long-term investments - net	74,645,559	69,240,415	71,489,855	65,939,348
Investments in subsidiaries and associated companies - net	494,168	523,151	9,675,199	9,818,951
Total Investments - net	124,068,178	135,254,187	129,980,153	140,764,685
Loans and accrued interest receivables (Note 6)				
Loans (Notes 3.5, 3.7, 6, and 7)	551,154,612	547,917,920	533,891,830	530,089,906
Accrued interest receivables	2,831,601	2,970,945	1,455,087	1,485,102
Total Loans and Accrued Interest Receivables	553,986,213	550,888,865	535,346,917	531,575,008
Less Allowance for doubtful accounts (Notes 3.6 and 8)	(55,619,757)	(59,268,091)	(40,131,884)	(42,995,676)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 9)	(7,173,759)	(6,665,399)	(5,172,046)	(4,721,215)
Less Normalized provisioning (Notes 3.8 and 10)	(1,800,000)	(1,600,000)	(1,800,000)	(1,600,000)
Total Loans and Accrued Interest Receivables - net	489,392,697	483,355,375	488,242,987	482,258,117
Properties foreclosed - net (Note 3.9)	15,117,413	14,516,837	11,503,552	10,860,375
Customers' liability under acceptances	712,777	676,184	712,777	676,184
Premises and equipment - net (Note 3.10)	22,298,074	22,257,888	21,746,723	21,697,577
Deferred tax assets (Notes 3.11 and 12)	45,687	43,054	-	-
Accrued income receivables	1,563,505	1,671,418	1,479,663	1,597,517
Forward exchange contract revaluation	1,701,246	3,713,330	1,701,246	3,713,330
Other assets - net (Note 3.16)	5,763,402	4,511,107	5,350,106	4,254,569
Total Assets	804,285,780	821,330,540	804,227,413	820,875,615

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Banthoon Lamsam)
Director and Chief Executive Officer

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Deposits in baht	705,729,572	682,385,560	706,347,075	682,661,690
Deposits in foreign currencies	2,806,239	2,560,417	2,806,239	2,560,417
Total Deposits	708,535,811	684,945,977	709,153,314	685,222,107
Interbank and money market items				
Domestic items				
Interest bearing	2,516,279	1,890,287	2,291,279	1,685,287
Non-interest bearing	2,924,934	4,221,598	2,924,934	4,221,598
Foreign items				
Interest bearing	80,469	486,058	80,469	486,058
Non-interest bearing	453,921	502,929	453,921	502,929
Total Interbank and Money Market Items	5,975,603	7,100,872	5,750,603	6,895,872
Liability payable on demand	4,602,488	7,041,818	4,602,488	7,041,818
Borrowings				
Long-term borrowings (Note 13)	19,834,222	59,841,318	19,834,222	59,841,318
Total Borrowings	19,834,222	59,841,318	19,834,222	59,841,318
Bank's liability under acceptances	712,777	676,184	712,777	676,184
Deferred tax liabilities (Notes 3.11 and 12)	3,254,346	3,346,832	3,254,346	3,346,832
Forward exchange contract revaluation	814,440	719,698	814,440	719,698
Accrued interest payables	1,651,806	2,564,045	1,651,794	2,563,807
Other liabilities	5,638,234	6,281,045	5,468,642	6,110,425
Total Liabilities	751,019,727	772,517,789	751,242,626	772,418,061

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
Shareholders' equity				
Share capital				
Authorized share capital (Note 22)				
547,345 class A preferred shares, Baht 10 par value	5,473	5,473	5,473	5,473
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473	26,895,473	26,895,473	26,895,473
Issued and paid-up share capital (Notes 14 and 22)				
547,345 class A preferred shares, Baht 10 par value	-	5,473	-	5,473
2,361,551,249 ordinary shares, Baht 10 par value as at March 31, 2004	23,615,512		23,615,512	
2,353,518,072 ordinary shares, Baht 10 par value as at December 31, 2003		23,535,181		23,535,181
Premium on share capital (Note 21)				
Premium on preferred shares	-	27,367	-	27,367
Premium on ordinary shares	17,516,312	49,497,553	17,516,312	49,497,553
Premium on expired warrants (Note 21)	-	5,520,432	-	5,520,432
Appraisal surplus on asset revaluation	6,206,865	6,231,844	6,206,865	6,231,844
Revaluation surplus on investments (Notes 3.4 and 5)	1,249,197	1,312,639	1,249,197	1,312,639
Retained earnings (deficit) (Note 21)				
Appropriated				
Legal reserve	-	800,000	-	800,000
Other reserves	-	26,675,300	-	26,675,300
Unappropriated (deficit)	4,396,901	(65,148,235)	4,396,901	(65,148,235)
	52,984,787	48,457,554	52,984,787	48,457,554
Minority interests	281,266	355,197	-	-
Total Shareholders' Equity	53,266,053	48,812,751	52,984,787	48,457,554
Total Liabilities and Shareholders' Equity	804,285,780	821,330,540	804,227,413	820,875,615
Off-balance sheet items - contingencies (Note 18)				
Aval to bills and guarantees of loans	3,082,975	5,536,812	3,082,975	5,536,812
Liability under unmatured import bills	3,310,963	3,187,732	3,310,963	3,187,732
Letters of credit	13,054,757	9,995,790	13,054,757	9,995,790
Other contingencies	455,487,331	431,328,285	455,420,059	431,274,388

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	6,502,603	6,217,788	6,098,864	6,047,773
Interbank and money market items	451,443	618,256	450,952	617,607
Investments	982,778	1,488,358	962,348	1,184,313
Total Interest and Dividend Income	7,936,824	8,324,402	7,512,164	7,849,693
Interest expense (Note 3.3)				
Deposits	1,421,944	2,455,956	1,421,944	2,455,956
Interbank and money market items	41,932	67,322	40,998	63,710
Long-term borrowings	410,159	1,277,505	410,159	1,277,505
Total Interest Expense	1,874,035	3,800,783	1,873,101	3,797,171
Net income from interest and dividend	6,062,789	4,523,619	5,639,063	4,052,522
Reversal of bad debt and doubtful accounts (Notes 3.6 and 8)	(2,155,502)	(3,437,436)	(1,759,187)	(3,477,042)
Loss on debt restructuring (Notes 3.7 and 9)	2,545,956	3,552,523	1,830,493	3,477,042
Normalized provisions (Notes 3.8 and 10)	200,000	200,000	200,000	200,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring and normalized provisions	5,472,335	4,208,532	5,367,757	3,852,522
Non-interest income				
Gain on investments (Notes 3.4 and 5)	877,559	340,336	844,191	430,255
Share of profit (loss) from investments on equity method (Note 3.4)	19,400	(4,651)	123,193	145,583
Fees and service income				
Acceptances, aval and guarantees	135,120	138,343	135,120	138,343
Others	1,676,288	1,434,072	1,482,936	1,335,067
Gain on exchanges (Note 3.12)	402,917	513,331	402,917	513,331
Gain on transfer of financial assets (Note 3.4)	12,622	-	-	-
Other income	243,399	202,593	237,210	184,548
Total Non-interest Income	3,367,305	2,624,024	3,225,567	2,747,127
Non-interest expenses				
Personnel expenses	1,489,592	1,269,160	1,416,797	1,227,674
Premises and equipment expenses (Note 3.10)	824,415	796,590	800,520	774,981
Taxes and duties	346,422	305,329	328,463	[illegible]
Fees and service expenses	708,497	670,190	688,749	543,753
Directors' remuneration	14,519	14,519	11,886	11,886
Loss on impairment of properties foreclosed (Note 3.9)	63,728	94,969	63,728	92,877
Contributions to Financial Institutions Development Fund	692,617	662,686	692,617	662,686
Other expenses	297,049	366,284	229,349	351,006
Total Non-interest Expenses	4,436,839	4,179,727	4,232,109	3,962,943
Income before income tax	4,402,801	2,652,829	4,361,215	2,636,706
Income tax expense (Notes 3.11 and 16)	19,139	(773)	(10,706)	(11,259)
Net income before minority interests	4,383,662	2,653,602	4,371,921	2,647,965
Minority interests in net income	(11,741)	(5,637)	-	-
Net income	4,371,921	2,647,965	4,371,921	2,647,965
Basic earnings per share (Baht) (Note 3.17)	1.85	1.13	1.85	1.13
Weighted average number of ordinary shares (shares)	2,360,820,977	2,352,547,372	2,360,820,977	2,352,547,372

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Banthoon Lamsam)
Director and Chief Executive Officer

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 200?

(Unaudited)

(Reviewed)

Thousand Baht

Consolidated

	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit) Appropriated Legal Reserve	Retained Earnings (Deficit) Appropriated Other Reserves	Retained Earnings (Deficit) Unappropriated (Deficit)	Minority Interests	Total
...ing balance as of December 31, 200?	23,530,947	49,505,506	5,520,432	6,367,117	2,773,164	800,000	26,675,300	(80,097,451)	370,399	35,445,414
...isal surplus on asset revaluation	-	-	-	(26,272)	-	-	-	26,272	-	-
...ation surplus on investments	-	-	-	-	(196,858)	-	-	-	-	(196,858)
...in (loss) not recognised in the statement of income	-	-	-	(26,272)	(196,858)	-	-	26,272	-	(196,858)
...come	-	-	-	-	-	-	-	2,647,965	-	2,647,965
...ity interests	-	-	-	-	-	-	-	-	(41,699)	(41,699)
...g balance as of March 31, 200?	23,530,947	49,505,506	5,520,432	6,340,845	2,576,306	800,000	26,675,300	(77,423,214)	328,700	37,854,822
...ning balance as of December 31, 200?	23,540,654	49,524,920	5,520,432	6,231,844	1,312,639	800,000	26,675,300	(65,148,235)	355,197	48,812,751
...ry shares	74,858	-	-	-	-	-	-	-	-	74,858
...isal surplus on asset revaluation	-	-	-	(24,979)	-	-	-	24,979	-	-
...ation surplus on investments	-	-	-	-	(63,442)	-	-	-	-	(63,442)
...m on ordinary shares	-	143,896	-	-	-	-	-	-	-	143,896
...e the accumulated retained deficit (Note 21)	-	(32,152,504)	(5,520,432)	-	-	(800,000)	(26,675,300)	65,148,236	-	-
...in (loss) not recognised in the statement of income	74,858	(32,008,608)	(5,520,432)	(24,979)	(63,442)	(800,000)	(26,675,300)	65,173,215	-	155,312
...come	-	-	-	-	-	-	-	4,371,921	-	4,371,921
...ity interests	-	-	-	-	-	-	-	-	(73,931)	(73,931)
...g balance as of March 31, 2004	23,615,512	17,516,312	-	6,206,865	1,249,197	-	-	4,396,901	281,266	53,266,053

...accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

(Reviewed)

Thousand Baht

The Bank

	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit) Appropriated Legal Reserve	Retained Earnings (Deficit) Appropriated Other Reserves	Retained Earnings (Deficit) Unappropriated (Deficit)	Total
ning balance as of December 31, 2002	23,530,947	49,505,506	5,520,432	6,367,117	2,773,164	800,000	26,675,300	(80,097,451)	35,075,015
isal surplus on asset revaluation	-	-	-	(26,272)	-	-	-	26,272	-
uation surplus on investments	-	-	-	-	(196,858)	-	-	-	(196,858)
ain (loss) not recognised in the statement of income	-	-	-	(26,272)	(196,858)	-	-	26,272	(196,858)
ncome	-	-	-	-	-	-	-	2,647,965	2,647,965
ng balance as of March 31, 2003	23,530,947	49,505,506	5,520,432	6,340,845	2,576,306	800,000	26,675,300	(77,423,214)	37,526,122
ning balance as of December 31, 2003	23,540,654	49,524,920	5,520,432	6,231,844	1,312,639	800,000	26,675,300	(65,148,235)	48,457,554
ary shares	74,858	-	-	-	-	-	-	-	74,858
aisal surplus on asset revaluation	-	-	-	(24,979)	-	-	-	24,979	-
luation surplus on investments	-	-	-	-	(63,442)	-	-	-	(63,442)
um on ordinary shares	-	143,896	-	-	-	-	-	-	143,896
ce the accumulated retained deficit (Note 21)	-	(32,152,504)	(5,520,432)	-	-	(800,000)	(26,675,300)	65,148,236	-
ain (loss) not recognised in the statement of income	74,858	(32,008,608)	(5,520,432)	(24,979)	(63,442)	(800,000)	(26,675,300)	65,173,215	155,312
ncome	-	-	-	-	-	-	-	4,371,921	4,371,921
ng balance as of March 31, 2004	23,615,512	17,516,312	-	6,206,865	1,249,197	-	-	4,396,901	52,984,787

e accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,371,921	2,647,965	4,371,921	2,647,965
Add (Less) Adjustments to reconcile net income to net				
cash from operating activities				
Depreciation and amortization	377,345	388,210	367,591	378,[illegible]
Reversal of bad debt and doubtful accounts	(2,155,502)	(3,437,436)	(1,759,187)	(3,477,042)
Loss on debt restructuring	2,545,956	3,552,523	1,830,493	3,477,042
Normalized provisions	200,000	200,000	200,000	200,000
Interest income from amortization of revaluation allowance for debt restructuring	(374,719)	(182,904)	(64,036)	(170,867)
Interest income from amortization of revaluation allowance for investment in receivables	-	(56,983)	-	-
(Reversal) loss on revaluation of investments	(1,785)	19,143	(1,785)	19,143
(Reversal) loss on impairment of investments	(157,634)	299,112	(134,497)	209,193
Amortization of excess of fair value of assets acquired				
over cost of investment in subsidiary	(2,751)	(2,735)	-	-
Gain on disposal of securities for investments	(672,496)	(610,716)	(662,264)	(610,716)
Amortization of premium and discount on debt instruments	575,662	286,333	574,624	285,756
Loss on impairment of foreclosed properties	63,728	94,969	63,728	92,877
Loss on impairment of other assets	4,065	31,835	-	62,960
(Gain) loss on disposal of premises and equipment	(127)	195	(127)	(1,471)
Reversal on impairment of premises and equipment	-	(3,926)	-	-
Gain on transfer of financial assets	(12,622)	-	-	-
Share of (profit) loss from investments on equity method	(19,400)	4,651	(123,193)	(145,583)
Dividend income from subsidiaries and associated companies	52,000	6,375	266,028	124,679
Deferred income tax	(13,339)	(11,355)	(10,706)	(11,259)
Amortization of discount on debentures	986	1,073	986	1,073
Decrease in accrued interest receivables	139,344	227,113	30,015	179,281
Decrease (increase) in other accrued income	107,913	(87,761)	117,854	(88,686)
(Decrease) increase in accrued interest payables	(912,239)	505,314	(912,013)	505,314
(Decrease) increase in other accrued expenses	(341,810)	263,739	(335,531)	317,591
(Decrease) increase in other reserves	(194,000)	50,000	(194,000)	50,000
Minority interests in net income	11,741	5,637	-	-
Net income from operations before changes in operating				
assets and liabilities	3,592,237	4,190,371	3,625,901	4,045,901
(Increase) decrease in operating assets				
Interbank and money market items (assets)	11,588,255	(25,836,447)	11,422,936	(25,682,676)
Securities purchased under resale agreements	(9,290,000)	94,000	(9,290,000)	94,000
Investment for trading	(539,839)	860,903	(539,839)	860,903
Loans	(6,725,535)	(3,914,783)	(6,473,020)	(1,588,826)
Properties foreclosed	552,110	767,428	295,412	660,111
Other assets	673,548	(385,336)	904,358	(340,279)

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
Increase (decrease) in operating liabilities				
Deposits	23,589,835	13,779,894	23,931,206	13,495,580
Interbank and money market items (liabilities)	(1,125,268)	227,989	(1,145,268)	(967,010)
Liabilities payable on demand	(2,439,330)	(438,401)	(2,439,330)	(438,401)
Other liabilities	(48,800)	(1,244,589)	(54,049)	(1,145,027)
Net Cash Provided by (Used in) Operating Activities	19,827,213	(11,898,971)	20,238,307	(11,005,724)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	30,314,379	8,401,418	30,314,379	8,401,418
Proceeds from redemption of held to maturity debt instruments	10,459,890	19,675,576	9,929,405	19,285,576
Proceeds from disposal of general investments	898,239	418,508	887,097	50,203
Purchase of available for sale investments	(20,487,800)	(7,317,314)	(20,487,300)	(7,317,314)
Purchase of held to maturity debt instruments	(9,273,802)	(9,134,798)	(9,230,251)	(9,055,082)
Purchase of general investments	(894,298)	(352,927)	(894,298)	(614,574)
Proceeds from disposal of premises and equipment	133	10,227	133	1,4[illegible]
Purchase of premises and equipment	(410,362)	(414,708)	(409,567)	(406,342)
Net Cash Provided by Investing Activities	10,606,379	11,285,982	10,109,598	10,345,372
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowing	(39,967,145)	-	(39,967,145)	-
Dividend paid to minority interests	(85,672)	(47,337)	-	-
Increase in ordinary shares	74,858	-	74,858	-
Increase in premium on share capital	143,894	-	143,894	-
Net Cash Used in Financing Activities	(39,834,065)	(47,337)	(39,748,393)	-
Net decrease in cash and cash equivalents	(9,400,473)	(660,326)	(9,400,488)	(660,352)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4)	18,699,184	9,764,206	18,699,096	9,764,122
Cash and cash equivalents at end of the period (Notes 3.1 and 4)	9,298,711	9,103,880	9,298,608	9,103,770

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	2,786,274	3,295,469	2,785,114	3,291,858
Income tax	117,063	32,460	109,123	28,920

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003 (REVIEWED)

AND FOR THE YEAR ENDED DECEMBER 31, 2003 (AUDITED)

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Soi Kasikornthai, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of March 31, 2004 and December 31, 2003, the Bank had total staffing of 9,903 and 9,912 persons, respectively.

2 BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLE OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated January 22, 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and the profit and loss accounts for commercial banks; and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements, and have been prepared for providing an update on the financial statements for the year ended December 31, 2003. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended December 31, 2003.

As required by Thai law and specific regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English here for the convenience of the reader.

2.2 The consolidated financial statements consist of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding		
	March 31, 2004	December 31, 2003	March 31, 2003
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co.,Ltd. ("KF")	99.99	99.99	99.99
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42	71.42

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF, in accordance with the conditions set forth in the MOU.

Progress Land and Buildings Company Limited is a company, which was registered in the Kingdom of Thailand on November 18, 1999 and is located at 400/22 Kasikornbank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Asset Management Company Limited is a company,which was registered in the Kingdom of Thailand on March 18, 1992 and is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and fund management.

Kasikorn Factoring Company Limited is a company, which was registered in the Kingdom of Thailand on July 9, 1990, and is located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase. In March 2003, the Bank increased its shareholding in this company from 20.00% to 99.99%. This resulted in the company becoming a subsidiary of the Bank and it is included in the consolidated financial statements in 2003.

Significant inter-company transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 5 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

In compliance with the BoT regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than 3 months in arrears.

Starting from the year 2003, the asset management subsidiaries recognize interest on investments in receivables and loans on a cash basis. Previously such interest was recognized using the effective interest yield method.

Lease income of a subsidiary recognized as follows:

Income under finance lease agreements is recognized on the basis of installment payments due using the effective yield method, calculated on the balance of the net investment in each installment. When installment payments are in arrears for more than 6 months, the cash basis is adopted.

Income under operating lease agreements is recognized on the basis of equal monthly installments. When installment payments are in arrears for more than six months, the cash basis is adopted.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment.

Premiums and discounts are amortized using the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in the receivables of Ploy Asset Management Company Limited were stated at cost, after deduction of allowance for impairment and revaluation allowance for debt restructuring. Starting from the half year period ended June 30, 2003, Ploy Assets Management Company Limited accounted for the transfer of financial assets by recording the transfer of investments in receivable, which were restructured, to loan at the fair value on the transfer date. The fair value is determined based on the present value of future cash collections calculated using discount rate equivalent to the market interest rate, adjusted by a risk premium. The difference between the carrying value and fair value on the transfer date was recognized as gain/loss on transfer of financial assets.

In the consolidated and the Bank only financial statements, investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only financial statements, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

3.5 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (Note 8). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for pass and special mention loans are made based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank will set aside normalized provisions up to approximately 0.5 percent of all normal and non-performing loans. Normalized provisioning is being gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002 and will continue until the target has been achieved.

Normalized provisioning is charged as an expense in each accounting period.

3.9 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising from the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% of cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at on annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings is computed using the same method and the same rate as the acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at an annual rate of 12.5 – 20.0%.

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.11 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax expense is the amount of income tax payable in respect of the taxable profit for a period.

Income tax recoverable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base value is recorded as a deferred tax asset only to the extent of the amount expected to be realized in the future.

All income tax payable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as a deferred tax liability.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of the transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.13 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the mark-to-market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are included in revenues and expenses.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.16 Goodwill

Goodwill, representing the difference between the fair value of assets of subsidiaries acquired and the cost of investments in subsidiaries at the time of acquisition, is amortized over a period of ten years. Goodwill is presented under other assets in the consolidated financial statements.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

3.18 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and its subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

4 SUPPLEMENTARY INFORMATION

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation deficit on investments and have presented as change in shareholders' equity for each of the three-month periods ended March 31, as follows:

(Million Baht)

	Consolidated and The Bank	
	2004	2003
Revaluation deficit on investments	(63)	(197)

For each of the three-month periods ended March 31, 2004 and 2003, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 25 million and Baht 26 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the three-month periods ended March 31, 2004 and 2003, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 1,123 million and Baht 923 million, respectively on a consolidated basis and Baht 1,002 million and Baht 579 million, respectively for the Bank only.

5 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated March 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,710	7	(4)	1,713
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	1,710	7	(4)	1,713
Add Allowance for revaluation	3			-
Total	1,713			1,713
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	36,024	554	(72)	36,506
1.2.2 Private enterprises debt instruments	1,199	7	(5)	1,201
1.2.3 Foreign debt instruments	4,851	21	-	4,872
1.2.4 Marketable equity securities - domestic	699	99	(147)	651
1.2.5 Others	100	-	(50)	50
Total	42,873	681	(274)	43,280
Add Allowance for revaluation	577			-
Less Allowance for impairment	(170)			-
Total	43,280			43,280
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,934	18	-	2,952
1.3.2 Private enterprises debt instruments	249	-	-	249
1.3.3 Foreign debt instruments	794	33	(42)	785
Total	3,977	51	(42)	3,986
Less Allowance for impairment	(42)			-
Total	3,935			3,986
Total Current Investments - net	48,928			48,979

(Million Baht)

	Consolidated March 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	24,628	748	(14)	25,362
2.1.2 Private enterprises debt instruments	2,643	25	(14)	2,654
2.1.3 Foreign debt instruments	10,348	108	(5)	10,451
2.1.4 Marketable equity securities - domestic	248	417	-	665
2.1.5 Others	87	2	-	89
Total	37,954	1,300	(33)	39,221
Add Allowance for revaluation	1,267			-
Less Allowance for impairment	-			-
Total	39,221			39,221
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	25,831	879	(371)	26,339
2.2.2 Private enterprises debt instruments	1,079	1	(791)	289
2.2.3 Foreign debt instruments	4,348	27	-	4,375
Total	31,258	907	(1,162)	31,003
Less Allowance for impairment	(1,158)			-
Total	30,100			31,003
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,737	-	(1,306)	2,431
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	5,564	-	(2,766)	2,798
Total	9,720	-	(4,395)	5,325
Less Allowance for impairment	(4,395)			-
Total	5,325			5,325
Total Long-term Investments - net	74,646			75,549

(Million Baht)

	Consolidated			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	805	1	-	806
1.1.2 Private enterprises debt instruments	369	-	-	369
Total	1,174	1	-	1,175
Add Allowance for revaluation	1			-
Total	1,175			1,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	45,061	895	(164)	45,792
1.2.2 Private enterprises debt instruments	1,692	9	(11)	1,690
1.2.3 Foreign debt instruments	5,470	26	(1)	5,495
1.2.4 Marketable equity securities - domestic	556	161	(52)	665
1.2.5 Others	186	11	(45)	152
Total	52,965	1,102	(273)	53,794
Add Allowance for revaluation	923			-
Less Allowance for impairment	(94)			-
Total	53,794			53,794
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	9,527	30	-	9,557
1.3.2 Private enterprises debt instruments	257	-	-	257
1.3.3 Foreign debt instruments	738	1	-	739
Total	10,522	31	-	10,553
Total Current Investments - net	65,491			65,522

(Million Baht)

	Consolidated			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	25,096	603	(42)	25,657
2.1.2 Private enterprises debt instruments	2,462	20	(15)	2,467
2.1.3 Foreign debt instruments	9,654	91	(28)	9,717
2.1.4 Marketable equity securities - domestic	322	440	(80)	682
Total	37,534	1,154	(165)	38,523
Add Allowance for revaluation	1,065			-
Less Allowance for impairment	(76)			-
Total	38,523			38,523
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	22,775	736	(368)	23,143
2.2.2 Private enterprises debt instruments	1,919	1	(948)	972
2.2.3 Foreign debt instruments	2,015	41	(45)	2,011
Total	26,709	778	(1,361)	26,126
Less Allowance for impairment	(1,354)			-
Total	25,355			26,126
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,667	-	(1,264)	2,403
2.3.2 Non-marketable equity securities -overseas	479	-	(365)	114
2.3.3 Investments in receivables	5,618	-	(2,773)	2,845
Total	9,764	-	(4,402)	5,362
Less Allowance for impairment	(4,402)			-
Total	5,362			5,362
Total Long-term Investments - net	69,240			70,011

(Million Baht)

	The Bank March 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,710	7	(4)	1,713
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	1,710	7	(4)	1,713
Add Allowance for revaluation	3			-
Total	1,713			1,713
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	36,024	554	(72)	36,506
1.2.2 Private enterprises debt instruments	1,199	7	(5)	1,201
1.2.3 Foreign debt instruments	4,851	21	-	4,872
1.2.4 Marketable equity securities - domestic	699	99	(147)	651
1.2.5 Others	100	-	(50)	50
Total	42,873	681	(274)	43,280
Add Allowance for revaluation	577			-
Less Allowance for impairment	(170)			-
Total	43,280			43,280
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,821	18	-	2,839
1.3.2 Private enterprises debt instruments	249	-	-	249
1.3.3 Foreign debt instruments	794	33	(42)	785
Total	3,864	51	(42)	3,873
Less Allowance for impairment	(42)			-
Total	3,822			3,873
Total Current Investments - net	48,815			48,866

(Million Baht)

	The Bank March 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	24,628	748	(14)	25,362
2.1.2 Private enterprises debt instruments	2,643	25	(14)	2,654
2.1.3 Foreign debt instruments	10,348	108	(5)	10,451
2.1.4 Marketable equity securities - domestic	228	410	-	638
2.1.5 Others	87	2	-	89
Total	37,934	1,293	(33)	39,194
Add Allowance for revaluation	1,260			-
Less Allowance for impairment	-			-
Total	39,194			39,194
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	25,650	874	(371)	26,153
2.2.2 Private enterprises debt instruments	1,079	1	(791)	289
2.2.3 Foreign debt instruments	4,348	27	-	4,375
Total	31,077	902	(1,162)	30,817
Less Allowance for impairment	(1,158)			-
Total	29,919			30,817
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,477	-	(1,196)	2,281
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,896	-	(1,519)	2,377
Less Allowance for impairment	(1,519)			-
Total	2,377			2,377
Total Long-term Investments - net	71,490			72,388

(Million Baht)

	The Bank			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	805	1	-	806
1.1.2 Private enterprises debt instruments	369	-	-	369
Total	1,174	1	-	1,175
Add Allowance for revaluation	1			-
Total	1,175			1,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	45,061	895	(164)	45,792
1.2.2 Private enterprises debt instruments	1,692	9	(11)	1,690
1.2.3 Foreign debt instruments	5,470	26	(1)	5,495
1.2.4 Marketable equity securities - domestic	556	161	(52)	665
1.2.5 Others	186	11	(45)	152
Total	52,965	1,102	(273)	53,794
Add Allowance for revaluation	923			-
Less Allowance for impairment	(94)			-
Total	53,794			53,794
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	9,042	30	-	9,072
1.3.2 Private enterprises debt instruments	257	-	-	257
1.3.3 Foreign debt instruments	738	1	-	739
Total	10,037	31	-	10,068
Total Current Investments - net	65,006			65,037

(Million Baht)

	The Bank			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	25,096	603	(42)	25,657
2.1.2 Private enterprises debt instruments	2,462	20	(15)	2,467
2.1.3 Foreign debt instruments	9,654	91	(28)	9,717
2.1.4 Marketable equity securities - domestic	302	427	(78)	651
Total	37,514	1,141	(163)	38,492
Add Allowance for revaluation	1,054			-
Less Allowance for impairment	(76)			-
Total	38,492			38,492
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	22,594	732	(369)	22,957
2.2.2 Private enterprises debt instruments	1,804	1	(926)	879
2.2.3 Foreign debt instruments	2,015	41	(45)	2,011
Total	26,413	774	(1,340)	25,847
Less Allowance for impairment	(1,332)			-
Total	25,081			25,847
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,466	-	(1,196)	2,270
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,885	-	(1,519)	2,366
Less Allowance for impairment	(1,519)			-
Total	2,366			2,366
Total Long-term Investments - net	65,939			66,705

As of March 31, 2004 and December 31, 2003, investments in held-to-maturity debt instruments, which are government and state enterprises securities, included promissory notes from TAMC of Baht 7,255 million and Baht 7,315 million, respectively, and the right to receive promissory notes from TAMC of Baht 83 million and Baht 95 million, respectively.

Gain on investments presented in the statement of income for each of the three-month periods ended March 31, consisted of:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Gain on disposal of investments				
Held for trading investments	44	63	44	63
Available-for-sale investments	675	1,037	675	1,037
Held-to-maturity debt instruments	2	-	2	-
General investments	4	-	4	-
Investments in receivables	10	-	-	-
Total	735	1,100	725	1,100
Loss on disposal of investments				
Held for trading investments	-	(15)	-	(15)
Available-for-sale investments	(17)	(426)	(17)	(426)
Total	(17)	(441)	(17)	(441)
Gain (loss) from revaluation	2	(19)	2	(19)
Gain (loss) reversal on impairment	158	(299)	134	(209)
Total Gain on Investments	878	341	844	431

Revaluation surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Revaluation surplus on investments				
Debt instruments	1,353	1,384	1,353	1,384
Equity securities	491	605	484	593
Share of revaluation surplus (deficit) in subsidiaries and associated companies using the equity method	(1)	-	6	12
Less Deferred tax liabilities	(594)	(676)	(594)	(676)
Total	1,249	1,313	1,249	1,313

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	March 31, 2004				December 31, 2003			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	25,982	27,685	6,985	60,652	29,628	36,452	4,077	70,157
1.2 Private enterprise debt instruments	900	2,942	-	3,842	919	3,235	-	4,154
1.3 Foreign debt instruments	4,852	9,176	1,171	15,199	5,470	8,422	1,232	15,124
Total	31,734	39,803	8,156	79,693	36,017	48,109	5,309	89,435
Add Allowance for revaluation	149	1,067	137	1,353	261	1,121	1	1,383
Total	31,883	40,870	8,293	81,046	36,278	49,230	5,310	90,818
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	3,042	17,983	7,740	28,765	9,527	15,365	7,410	32,302
2.2 Private enterprise debt instruments	248	296	783	1,327	257	226	1,693	2,176
2.3 Foreign debt instruments	794	4,348	-	5,142	738	2,015	-	2,753
Total	4,084	22,627	8,523	35,234	10,522	17,606	9,103	37,231
Less Allowance for impairment	(42)	(4)	(1,154)	(1,200)	-	(46)	(1,308)	(1,354)
Total	4,042	22,623	7,369	34,034	10,522	17,560	7,795	35,877
Total Debt Instruments	35,925	63,493	15,662	115,080	46,800	66,790	13,105	126,695

(Million Baht)

	The Bank							
	March 31, 2004				December 31, 2003			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	25,982	27,685	6,985	60,652	29,628	36,452	4,077	70,157
1.2 Private enterprise debt instruments	900	2,942	-	3,842	919	3,235	-	4,154
1.3 Foreign debt instruments	4,852	9,176	1,171	15,199	5,470	8,422	1,232	15,124
Total	31,734	39,803	8,156	79,693	36,017	48,109	5,309	89,435
Add Allowance for revaluation	149	1,067	137	1,353	261	1,121	1	1,383
Total	31,883	40,870	8,293	81,046	36,278	49,230	5,310	90,818
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	2,821	17,910	7,740	28,471	9,042	15,184	7,410	31,636
2.2 Private enterprise debt instruments	248	296	783	1,327	257	226	1,578	2,061
2.3 Foreign debt instruments	794	4,348	-	5,142	738	2,015	-	2,753
Total	3,863	22,554	8,523	34,940	10,037	17,425	8,988	36,450
Less Allowance for impairment	(42)	(4)	(1,154)	(1,200)	-	(46)	(1,286)	(1,332)
Total	3,821	22,550	7,369	33,740	10,037	17,379	7,702	35,118
Total Debt Instruments	35,704	63,420	15,662	114,786	46,315	66,609	13,012	125,936

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting are as follows:

(Million Baht)

	Consolidated March 31, 2004				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in defalt on debt instruments	70	200	74	-	(251)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,057	453	18	-	(1,495)
Total	1,128	784	92	-	(1,878)

(Million Baht)

	Consolidated December 31, 2003				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	296	204	361	-	(576)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	568	43	93	(1,540)
Total	1,405	903	404	93	(2,248)

(Million Baht)

	The Bank March 31, 2004				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	70	200	74	-	(251)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,051	453	9	-	(1,495)
Total	1,122	784	83	-	(1,878)

(Million Baht)

	The Bank December 31, 2003				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	296	204	361	-	(255)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	452	43	-	(1,517)
Total	1,405	787	404	-	(1,904)

The Bank has provided an allowance for impairment in value of these investments for the entire amount. This allowance is reflected in the statement of income except for the revaluation of investments in ailing financial institutions ordered to write down capital and recapitalize, which are classified as available-for-sale investments, which is shown as a component of shareholders' equity.

nvestments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Asset Management											
;td.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	4,035	3,723
;set Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,000	5,000	3,023	3,305
n Research Center											
Ltd.	Service	99.99%	99.99%	3	3	19	22	3	3	19	22
s Land and Buildings	Property										
Ltd.	Development	99.99%	99.99%	-	-	-	-	1,700	1,700	1,375	1,360
Co., Ltd.	Service	99.99%	99.99%	21	21	66	60	21	21	66	60
s Plus Co., Ltd.	Service	99.99%	99.99%	4	4	22	22	4	4	22	22
n Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	274	258
s Facilities Management											
Ltd.	Service	99.99%	99.99%	5	5	13	13	5	5	13	13
s Management Co., Ltd.	Service	99.99%	99.99%	6	6	11	10	6	6	11	10
s Storage Co., Ltd.	Service	99.98%	99.98%	3	3	12	10	3	3	12	10
s Services Co., Ltd.	Service	99.97%	99.97%	2	2	19	16	2	2	19	16
s Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	22	67	5	5	22	67

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Asset	Mutual Fund										
;ement Co., Ltd.	Management	71.42%	71.42%	-	-	-	-	683	683	474	649
Software Co., Ltd.	Service	60.00%	60.00%	6	6	36	33	6	6	36	33
ninistration Services											
td.	Service	51.00%	51.00%	13	13	23	21	13	13	23	21
ng Center Co., Ltd.	Service	30.00%	30.00%	3	3	147	144	3	3	147	144
sociate Co., Ltd.	Trading	28.23%	28.23%	1	1	-	1	1	1	-	1
pital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	3	3	2	2	3	3
Information Co., Ltd.	Service	20.00%	20.00%	14	14	4	4	14	14	4	4
d Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	180	184	355	355	180	184
ıstries Co., Ltd.	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
al				454	454	588	621	14,072	14,072	9,769	9,916
owance for impairment				(261)	(261)	(94)	(98)	(3,212)	(3,212)	(94)	(98)
ments in subsidiaries and associated companies - net				193	193	494	523	10,860	10,860	9,675	9,818

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information that has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

Investments held by the Bank and its subsidiaries, that comprised more than 10% of the investee companies' shares, but which are not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Manufacturing and commerce	277	285	277	285
Property development and construction	1,194	1,274	1,194	1,274
Infrastructure and services	5	6	-	1
Others	420	420	420	420
Total	1,896	1,985	1,891	1,980

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the reviewed financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS		
Cash and deposits at financial institutions	75	112
Investments in receivables – net	8,130	8,746
Loans, receivables and accrued interest receivables – net	6,282	6,355
Properties foreclosed – net	408	365
Equipment – net	19	20
Other assets – net	152	31
Total Assets	15,066	15,629
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	10,995	11,850
Other liabilities	35	56
Shareholders' Equity	4,036	3,723

Phethai Asset Management Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
Interest and dividend income	189	280
Interest expense	28	71
Net income from interest and dividend	161	209
Reversal of bad debt and doubtful accounts	(153)	-
Loss on debt restructuring	168	75
Net income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	146	134
Non-interest income	260	(28)
Non-interest expense	93	126
Net profit (loss)	313	(20)
Basic earnings (loss) per share (Baht)	0.52	(0.03)

Phethai Asset Management Company Limited

Statements of Cash Flows

For Each of the Three-Month Periods Ended March 31, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	313	(20)
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain on transfer of financial assets	(221)	-
Loss on impairment of investments in receivables	-	39
Reversal of bad debt and doubtful account	(153)	-
Loss on debt restructuring	168	75
Interest income from amortization of revaluation allowance for debt restructuring	(119)	(12)
Depreciation	1	1
Loss on impairment of properties foreclosed	1	2
Loss (reversal) on impairment of other assets	45	(29)
Decrease in accrued interest payables	(3)	(2)
Decrease in accrued expenses	(3)	(118)
Net profit (loss) from operations before changes in operating assets and liabilities	29	(64)
(Increase) decrease in operating assets		
Investments in receivables	43	507
Loans and receivables	762	-
Properties foreclosed	29	55
Other assets	(29)	28
Decrease in operating liabilities		
Other liabilities	(16)	(17)
Net Cash Provided by Operating Activities	818	509
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from financial institutions	(855)	(790)
Net Cash Used in Financing Activities	(855)	(790)
Net decrease in cash and cash equivalents	(37)	(281)
Cash and cash equivalents at the beginning of the period	112	317
Cash and cash equivalents at the end of the period	75	36
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	31	73

Ploy Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS		
Cash and deposits at financial institutions	45	84
Investments – net	170	266
Investments in receivables – net	2,798	2,845
Loans, receivables and accrued interest receivables – net	4,575	5,510
Properties foreclosed – net	2,637	2,595
Leasehold improvement and equipment – net	2	3
Other assets – net	60	34
Total Assets	10,287	11,337
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	7,250	8,005
Other liabilities	14	27
Shareholders' Equity	3,023	3,305
Total Liabilities and Shareholders' Equity	10,287	11,337

Ploy Asset Management Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
Interest and dividend income	252	302
Interest expense	19	51
Net income from interest and dividend	233	251
Reversal of bad debt and doubtful accounts	(6)	-
Loss on debt restructuring	548	144
Net (expense) income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	(309)	107
Non-interest income	52	65
Non-interest expense	21	36
Net (loss) profit	(278)	136
Basic (loss) earnings per share (Baht)	(0.56)	0.27

Ploy Asset Management Company Limited

Statements of Cash Flows

For Each of the Three-Month Periods Ended March 31, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) profit	(278)	136
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain from investments in securities	(23)	-
Gain on transfer of financial assets	(13)	-
Reversal of loss on impairment of investments in receivables	-	(54)
Reversal of bad debt and doubtful accounts	(6)	-
Loss on debt restructuring	548	144
Interest income from amortization of revaluation allowance for debt restructuring	(191)	(57)
Loss (reversal) on impairment of properties foreclosed	3	(7)
Reversal of loss on impairment of other assets	-	(2)
Decrease in accrued interest payables	-	(1)
Decrease in accrued expenses	(4)	(27)
Net profit from operations before changes in operating assets and liabilities	36	132
Decrease (increase) in operating assets		
Investments in receivables	1	368
Loans and receivables	580	-
Properties foreclosed	2	124
Other assets	(10)	-
Increase (decrease) in operating liabilities		
Other liabilities	(8)	7
Net Cash Provided by Operating Activities	601	631

Ploy Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Three-Month Periods Ended March 31, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of investments	116	-
Purchases of investments	(1)	-
Net Cash Provided by Investing Activities	115	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowing from financial institutions	(755)	(650)
Net Cash Used in Financing Activities	(755)	(650)
Net decrease in cash and cash equivalents	(39)	(19)
Cash and cash equivalents at the beginning of the period	84	153
Cash and cash equivalents at the end of the period	45	134
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	20	53

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS		
Cash and deposits at financial institutions	471	23
Investments – net	-	300
Other current assets	8	7
Properties foreclosed – net	567	692
Premises and equipment – net	356	359
Total Assets	1,402	1,381
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	27	26
Shareholders' equity	1,375	1,355
Total Liabilities and Shareholders' Equity	1,402	1,381

Progress Land and Buildings Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
Revenue	8	9
Expenses	(12)	6
Net profit	20	3
Earnings per share (Baht)	0.99	0.14

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2004	December 31, 2003
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Current Assets		
Cash and deposits at financial institutions	10	39
Factoring receivables – net	2,006	1,836
Current portion of finance lease receivables – net	130	147
Current portion of hire purchases receivables – net	7	-
Other current assets	11	15
Non-Current Assets		
Finance lease receivables – net	123	119
Installment receivables – net	31	32
Deferred tax assets	31	29
Other non-current assets	18	9
Total Assets	2,367	2,226
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	1,210	1,090
Accounts payables	3	1
Factoring payables	394	404
Current portion of long-term loan	100	100
Long term loan - net	300	300
Other liabilities	97	84
Shareholders' Equity	263	247
Total Liabilities and Shareholders' Equity	2,367	2,226

Kasikorn Factoring Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
Revenue	54	50
Expenses	38	37
Net profit	16	13
Earnings per share (Baht)	10.06	8.19

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2004	December 31, 2003
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Cash and cash equivalents	129	295
Investments – net	301	374
Fee receivables	83	73
Properties foreclosed – net	2	2
Premises and equipment – net	172	176
Other assets	392	406
Total Assets	1,079	1,326
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	95	95
Shareholders' Equity	984	1,231
Total Liabilities and Shareholders' Equity	1,079	1,326

Kasikorn Asset Management Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2004 and 2003

(Unaudited)

(Reviewed)

	Million Baht	
	2004	2003
Revenue	200	100
Expenses	147	73
Net profit	53	27
Earnings per share (Baht)	1.95	0.71

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets					
	March 31, 2004			December 31, 2003		
	(Unaudited) (Reviewed)			(Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Kasikorn Research Center Co., Ltd.	21	2	19	24	4	20
Kanpai Co., Ltd.	99	33	66	105	44	61
Progress Plus Co., Ltd.	58	35	23	54	36	18
Progress Facilities Management Co., Ltd.	18	5	13	20	7	13
Progress Services Co., Ltd.	22	3	19	23	6	17
Progress Management Co., Ltd.	13	3	10	17	8	9
Progress Storage Co., Ltd.	19	7	12	13	3	10
Progress Appraisal Co., Ltd.	83	61	22	88	21	67
Progress Software Co., Ltd.	70	9	61	71	15	56
Thai Administration Services Co., Ltd.	113	68	45	112	70	42
	516	226	290	527	214	313

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Three-Month Periods Ended March 31,

	2004 (Unaudited) (Reviewed)				2003 (Unaudited) (Reviewed)			
	Revenue	Expenses	Net (loss) Income	Earnings (loss) per Share(Baht)	Revenue	Expenses	Net Income (Loss)	Earnings (Loss) per Share(Baht)
Kasikorn Research Center Co., Ltd.	11	14	(3)	(29.13)	13	12	1	14.56
Kanpai Co., Ltd.	39	34	5	26.16	35	33	2	7.91
Progress Plus Co., Ltd.	109	105	4	17.63	76	73	3	13.79
Progress Facilities Management Co., Ltd.	14	13	1	10.22	13	12	1	35.11
Progress Services Co., Ltd.	35	32	3	144.11	33	30	3	154.88
Progress Management Co., Ltd.	8	7	1	18.71	7	6	1	5.21
Progress Storage Co., Ltd.	6	4	2	76.30	5	3	2	49.06
Progress Appraisal Co., Ltd.	38	31	7	1,306.95	23	19	4	823.79
Progress Software Co., Ltd.	24	18	6	54.34	21	22	(1)	(5.56)
Thai Administration Services Co., Ltd.	23	20	3	1.32	21	14	7	0.67
	307	278	29		247	224	23	

6 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and Accrued Interest Receivables classified by Account Status

(Million Baht)

	Consolidated			
	March 31, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	448,556	152,827	1	4,485
Special Mention	15,287	2,211	2	306
Sub-Standard	4,968	1,572	20	314
Doubtful	5,231	1,369	50	685
Doubtful of Loss	78,193	32,644	100	32,644
Allowance established in excess of BoT regulations	-	-		17,111
	552,235	190,623		55,545
Kasikorn Factoring Co.,Ltd.	1,918	1,857		75
Unearned discounts received in advance	(167)	(167)		-
Total	553,986	192,313		55,620

(Million Baht)

	Consolidated			
	December 31, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	442,436	152,758	1	4,424
Special Mention	13,801	2,214	2	276
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Doubtful of Loss	82,908	34,891	100	34,891
Allowance established in excess of BoT regulations	-	-		18,545
	549,316	192,369		59,194
Kasikorn Factoring Co., Ltd.	1,752	1,698		74
Unearned discounts received in advance	(179)	(179)		-
Total	550,889	193,888		59,268

(Million Baht)

	The Bank March 31, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	457,619	165,953	1	4,576
Special Mention	13,391	1,627	2	268
Sub-Standard	4,968	1,572	20	314
Doubtful	5,231	1,369	50	685
Doubtful of Loss	54,305	21,828	100	21,828
Allowance established in excess of BoT regulations	-	-		12,461
	535,514	192,349		40,132
Unearned discounts received in advance	(167)	(167)		
Total	535,347	192,182		

(Million Baht)

	The Bank December 31, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	451,460	167,041	1	4,515
Special Mention	12,236	1,900	2	245
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Doubtful of Loss	57,887	23,563	100	23,563
Allowance established in excess of BoT regulations	-	-		13,615
	531,754	195,010		42,996
Unearned discounts received in advance	(179)	(179)		
Total	531,575	194,831		

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, effective for financial statements ended December 31, 2002, non-performing loans (NPL) are redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. NPL include fully – provisioned loans which had previously been written – off.

As of March 31, 2004 and December 31, 2003, non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	March 31, 2004			
	The Bank	Phethai - AMC (Original principals)	Ploy - AMC	The Bank and AMC
Non-performing loans	64,744	21,823	1,111	87,678
Total loans used for NPL ratio calculation [1]	536,665	27,406	7,569	552,010
Percentage of total loans	12.06	79.63	14.67	15.88

(Million Baht)

	December 31, 2003			
	The Bank	Phethai - AMC (Original principals)	Ploy - AMC	The Bank and AMC
Non-performing loans	68,316	22,610	1,393	92,319
Total loans used for NPL ratio calculation [1]	531,903	28,908	8,307	547,979
Percentage of total loans	12.84	78.21	16.77	16.85

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	March 31, 2004				
	The Bank	Phethai – AMC (Original principals)	Ploy – AMC	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	104,634	27,406	7,569	60	139,669
Total loans used for ratio calculation	536,665	27,406	7,569	1,918	553,928
Percentage of total loans	19.50	100.00	100.00	3.13	25.21

(Million Baht)

	December 31, 2003				
	The Bank	Phethai – AMC (Original principals)	Ploy – AMC	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	112,532	28,908	8,307	61	149,808
Total loans used for ratio calculation	531,903	28,908	8,307	1,752	549,731
Percentage of total loans	21.16	100.00	100.00	3.48	27.25

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	March 31, 2004			December 31, 2003		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,824	477	528	1,784	478	413

(Million Baht)

	The Bank					
	March 31, 2004			December 31, 2003		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,458	477	162	1,454	469	92

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	March 31, 2004			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	10,995
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	7,250
Kasikorn Factoring Co., Ltd.	Bills	2-6 Months	Money Market Rate plus 2.20%-2.50%	985
	Loans	3 Years	Fixed Rate	400

(Million Baht)

	December 31, 2003			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	11,850
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,005
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate plus 2.20%-2.50%	885
	Loans	3 Years	Fixed Rate	400

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable 1-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For the three-month period ended March 31, 2004 the Bank had not transferred to TAMC and for the three-month period ended March 31, 2003, the Bank transferred to TAMC sub-quality assets relating to 1 borrowers with a gross book value (as of their transfer dates) of Baht 12 million, (up to March 31, 2004 totaling Baht 14,510 million). The estimated total transfer price was Baht 3 million (up to March 31, 2004 totaling Baht 10,113 million).

As of March 31, 2004, the Bank had received promissory notes from TAMC of Baht 10,031 million and TAMC is examining the remaining assets of Baht 82 million and will confirm the transfer price in order to issue notes to the Bank within the aforementioned timeframe.

7 TROUBLED DEBT RESTRUCTURING

For each of the three-month periods ended March 31, 2004 and 2003, the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2004		2003		2004		2003	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	1,421	11,150	1,293	10,891	1,087	4,389	1,199	10,124
Debt restructuring contracts that incurred no losses	3,867	10,309	4,281	9,620	3,558	8,107	3,941	7,480
Total	5,288	21,459	5,574	20,511	4,645	12,496	5,140	17,604

Losses on debt restructuring for each of the three-month periods ended March 31, 2004 and 2003 were as follows:

(Million Baht)

Consolidated

March 31, 2004

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,009	4,283	-	Cash, land, premises and investments	2,680	1,603
Changes of repayment conditions	314	6,186	6,117	-	-	515
Debt restructuring in various forms	98	681	529	Cash, land, premises and investments	84	137
Total	1,421	11,150	6,646		2,764	2,255

(Million Baht)

Consolidated

March 31, 2003

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,116	5,196	-	Cash, land, premises and investments	3,141	2,055
Changes of repayment conditions	98	4,956	4,469	-	-	1,577
Debt restructuring in various forms	79	739	382	Cash, land, premises and investments	267	172
Total	1,293	10,891	4,851		3,408	3,804

(Million Baht)

The Bank

March 31, 2004

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	924	3,558	-	Cash, land, premises and investments	2,222	1,336
Changes of repayment conditions	78	422	397	-	-	111
Debt restructuring in various forms	85	409	311	Cash, land, premises and investments	73	93
Total	1,087	4,389	708		2,295	1,540

(Million Baht)

The Bank

March 31, 2003

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,073	5,078	-	Cash, land, premises and investments	3,041	2,037
Changes of repayment conditions	53	4,590	4,223	-	-	1,453
Debt restructuring in various forms	73	456	211	Cash, land, premises and investments	166	133
Total	1,199	10,124	4,434		3,207	3,623

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements for debts which were restructured by changing repayment conditions and in various other ways, and which resulted in losses on debt restructuring during the three-month periods ended March 31, were as follows:

(Million Baht)

The Bank

Terms of Debt Restructuring Agreements	2004 Cases	2004 The Outstanding Debt Before Restructuring	2004 The Outstanding Debt After Restructuring	2004 End of Period	2003 Cases	2003 The Outstanding Debt Before Restructuring	2003 The Outstanding Debt After Restructuring	2003 End of Period
Less than 5 years	160	816	693	587	115	1,468	856	369
5 to 10 years	3	15	15	15	-	-	-	-
Over 10 years	-	-	-	-	11	3,578	3,578	3,571
Total	163	831	708	602	126	5,046	4,434	3,940

(Million Baht)

Phethai – AMC

Terms of Debt Restructuring Agreements	2004 Cases	2004 The Outstanding Debt Before Restructuring	2004 The Outstanding Debt After Restructuring	2004 End of Period	2003 Cases	2003 The Outstanding Debt Before Restructuring	2003 The Outstanding Debt After Restructuring	2003 End of Period
Less than 5 years	70	1,079	1,025	948	34	153	105	12
5 to 10 years	45	667	663	649	7	22	9	7
Over 10 years	92	1,153	1,134	1,046	-	-	-	-
Total	207	2,899	2,822	2,643	41	175	114	19

(Million Baht)

Ploy – AMC

Terms of Debt Restructuring Agreements	2004 Cases	2004 The Outstanding Debt Before Restructuring	2004 The Outstanding Debt After Restructuring	2004 End of Period	2003 Cases	2003 The Outstanding Debt Before Restructuring	2003 The Outstanding Debt After Restructuring	2003 End of Period
Less than 5 years	19	824	803	733	10	474	302	203
5 to 10 years	11	1,053	1,053	1,045	-	-	-	-
Over 10 years	12	1,260	1,260	1,150	-	-	-	-
Total	42	3,137	3,116	2,928	10	474	302	203

The Bank and its subsidiaries recognized interest income from debt restructuring for each of the three-month periods ended March 31, as follows:

(Million Baht)

	Consolidated 2004	Consolidated 2003	The Bank 2004	The Bank 2003
Debt restructuring contracts that incurred losses	671	385	338	293

As of March 31, 2004 and December 31, 2003, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank March 31, 2004	Consolidated and The Bank December 31, 2003
Debt restructuring contracts that incurred losses	98	117

As of March 31, 2004 and December 31, 2003, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Debt restructuring contracts that incurred losses	6,173	15,126	602	8,361
Debt restructuring contracts that incurred no losses	7,998	22,702	6,397	21,237
Total	14,171	37,828	6,999	29,598

As of March 31, 2004 and December 31, 2003, the Bank and its subsidiaries had outstanding balances relating to all restructuring debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Debt restructuring contracts that incurred losses	28,442	28,354	20,423	20,940
Debt restructuring contracts that incurred no losses	52,384	57,298	47,910	50,941
Total	80,826	85,652	68,333	71,881

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

March 31, 2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	4,424	276	130	928	34,891	18,545	59,194
Transferred from investments in receivables	-	-	-	-	7	-	7
Doubtful accounts (reversal)	61	30	184	(243)	(765)	(1,434)	(2,167)
Bad debts recovered	-	-	-	-	289	-	289
Bad debts written off	-	-	-	-	(1,787)	-	(1,787)
Allowance for loans transferred to TAMC	-	-	-	-	-	-	-
Others	-	-	-	-	9	-	9
Balance at end of the period	4,485	306	314	685	32,644	17,111	55,545
Kasikorn Factoring Co.,Ltd							75
Balance at end of the period							55,620

(Million Baht)

Consolidated

December 31, 2003

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,722	248	255	1,994	43,983	26,748	76,950
Transferred from investments in receivables	39	8	-	-	575	44	666
Doubtful accounts (reversal)	663	20	(125)	(1,066)	(4,030)	(8,247)	(12,785)
Bad debts recovered	-	-	-	-	1,795	-	1,795
Bad debts written off	-	-	-	-	(8,259)	-	(8,259)
Allowance for loans transferred to TAMC	-	-	-	-	(60)	-	(60)
Others	-	-	-	-	887	-	887
Balance at end of the year	4,424	276	130	928	34,891	18,545	59,194
Kasikorn Factoring Co.,Ltd							74

(Million Baht)

The Bank

March 31, 2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	4,515	245	130	928	23,563	13,615	42,996
Doubtful accounts (reversal)	61	23	184	(243)	(640)	(1,154)	(1,769)
Bad debt recovered	-	-	-	-	289	-	289
Bad debt written off	-	-	-	-	(1,324)	-	(1,324)
Allowance for loans transferred to TAMC	-	-	-	-	-	-	-
Others	-	-	-	-	(60)	-	(60)
Balance at end of the period	4,576	268	314	685	21,828	12,461	40,132

(Million Baht)

The Bank

December 31, 2003

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,950	229	255	1,994	28,606	19,886	54,920
Doubtful accounts (reversal)	565	16	(125)	(1,066)	(3,679)	(6,271)	(10,560)
Bad debt recovered	-	-	-	-	1,795	-	1,795
Bad debt written off	-	-	-	-	(3,039)	-	(3,039)
Allowance for loans transferred to TAMC	-	-	-	-	(60)	-	(60)
Others	-	-	-	-	(60)	-	(60)
Balance at end of the year	4,515	245	130	928	23,563	13,615	42,996

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Balance at beginning of the period/ year	6,666	2,755	4,721	2,647
Addition	883	5,130	515	2,825
Change of classification	-	887	-	-
Amortization	(375)	(2,106)	(64)	(751)
Balance at end of the period/year	7,174	6,666	5,172	4,721

10 NORMALIZED PROVISIONING

The movements in the normalized provisioning during the period/year were as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2004	December 31, 2003
Balance at beginning of the period/year	1,600	800
Addition	200	800
Balance at end of the period/year	1,800	1,600

11 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivables (including financial institutions),or properties foreclosed or other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisals of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated				
	March 31, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	452,432	-	-	452,432
Special Mention	-	15,287	-	-	15,287
Sub-Standard	-	4,968	-	-	4,968
Doubtful	-	5,257	-	-	5,257
Doubtful of Loss	5,966	78,815	1,559	1,331	87,671

(Million Baht)

Consolidated

December 31, 2003

	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	445,174	-	21	445,195
Special Mention	-	13,800	-	-	13,800
Sub-Standard	-	3,315	-	-	3,315
Doubtful	-	6,883	-	-	6,883
Doubtful of Loss	5,648	83,529	1,582	1,420	92,179
Total	5,648	552,701	1,582	1,441	561,372

(Million Baht)

The Bank

March 31, 2004

	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	459,637	-	-	459,637
Special Mention	-	13,391	-	-	13,391
Sub-Standard	-	4,968	-	-	4,968
Doubtful	-	5,231	-	-	5,231
Doubtful of Loss	3,104	54,894	1,334	1,196	60,528
Total	3,104	538,121	1,334	1,196	543,755

(Million Baht)

The Bank

December 31, 2003

	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	452,506	-	-	452,506
Special Mention	-	12,236	-	-	12,236
Sub-Standard	-	3,315	-	-	3,315
Doubtful	-	6,856	-	-	6,856
Doubtful of Loss	3,664	58,474	1,360	1,339	64,837
Total	3,664	533,387	1,360	1,339	539,750

12 DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

Deferred tax assets consisted of:

(Million Baht)

	Consolidated	
	March 31, 2004	December 31, 2003
Allowance for impairment of investments	13	13
Allowance for impairment of buildings	1	1
Allowance for doubtful accounts	23	22
Adjustment from financial leases to operating leases	9	7
Total	46	43

Deferred tax liabilities consisted of:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2004	December 31, 2003
Appraisal surplus	2,660	2,671
Revaluation surplus on investments	594	676
Total	3,254	3,347

13 REDEMPTION OF THE SUBORDINATED DEBENTURES CUM PREFERRED SHARES NO.1 (SLIPS) AND THE SUBORDINATED DEBENTURES NO.2

On January 12, 2004, the Bank redeemed early the Subordinated Debentures cum Preferred Shares of the Thai Farmers Bank Public Company Limited No.1 in the amount of Baht 19,999,986,300 and the Subordinated Debentures of the Thai Farmers Bank Public Company Limited No.2 in the amount of Baht 20,000,000,000 and payment was made to the Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund. The preferred shares were converted into ordinary shares of 547,345 shares as of the same date.

14 SHARE CAPITAL

On January 9, 2004, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 7,485,832 shares at Baht 10 par value, totaling Baht 74,858,320, from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees who were not directors. On January 13, 2004, the Bank also registered the change in its paid-up capital as a result of the conversion of 547,345 Class A Preferred Shares into ordinary shares with a Baht 10 par value, totaling Baht 5,473,450. As of this date the Bank had total paid-up share capital of Baht 23,615,512,490 representing 2,361,551,249 ordinary shares.

15 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

(Million Baht)

	March 31, 2004	December 31, 2003
Tier 1 Capital		
Issued and paid up share capital, premiums on share capital, warrants and premiums on warrants	41,132	78,586
Legal reserves	-	800
Other reserves	-	26,675
Net loss after appropriation	(4,009)	(69,157)
Subordinated debentures cum preferred shares	-	19,967
Total Tier 1 Capital	37,123	56,871
Tier 2 Capital		
Surplus on land revaluation	4,168	4,168
Surplus on premises revaluation	1,453	1,471
Surplus on marketable equity securities revaluation	272	272
Provision for normal assets	4,448	4,448
Subordinated debentures	18,561	27,845
Total Tier 2 Capital	28,902	38,204
Total Capital Requirements	66,025	95,075

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	March 31, 2004	December 31, 2003
Total Capital Requirements	12.11	17.48
Tier-1 Capital	6.81	10.46

16 INCOME TAX

Income tax for each of the three-month periods ended March 31, consisted of:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Current income tax expense	32	10	-	-
Deferred income tax expense relating to the origination and reversal of temporary difference	(13)	(11)	(11)	(11)
Income tax expense	19	(1)	(11)	(11)

The Bank has deferred income tax, which has been transferred directly to shareholders' equity consisting of:

	(Million Baht)	
	Consolidated and The Bank	
	For Each of the Three-Month Periods Ended March 31,	
	2004	2003
Deferred income tax relating to appraisal revaluation surplus decreased	(11)	(11)
Deferred income tax relating to changes in value of investment decreased	(82)	(193)

17 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

	(Million Baht)	
	Consolidated and The Bank	
	March 31, 2004	December 31, 2003
Government bonds	5	5
State enterprise bonds	28	28
Total	33	33

The Bank has pledged these assets as collateral for electricity consumption and using as court collateral.

18 CONTINGENCIES AND COMMITMENTS

Contingencies and commitments consisted of:

(Million Baht)

	Consolidated					
	March 31, 2004			December 31, 2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	419	-	419	459	-	459
Letters of indemnity-borrowing	37	2,628	2,665	69	5,009	5,078
Other guarantees	27,156	4,687	31,843	25,889	4,172	30,061
Letters of credit	955	12,100	13,055	493	9,503	9,996
Exchange rate agreements						
Purchase agreements	770	59,429	60,199	469	52,840	53,309
Sale agreements	350	183,438	183,788	-	191,447	191,447
Interest rate agreements						
Purchase agreements	3,500	31,054	34,554	2,000	21,743	23,743
Sale agreements	3,500	31,054	34,554	2,000	23,526	25,526
Credit Default Swap	-	788	788	-	792	792
Unused credit line of overdraft	107,510	-	107,510	105,176	-	105,176
Others	1,554	4,007	5,561	174	4,286	4,460
Total	145,751	329,185	474,936	136,729	313,318	450,047

(Million Baht)

	The Bank					
	March 31, 2004			December 31, 2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	419	-	419	459	-	459
Letters of indemnity-borrowing	37	2,628	2,665	69	5,009	5,078
Other guarantees	27,156	4,620	31,776	25,891	4,118	30,009
Letters of credit	955	12,100	13,055	493	9,503	9,996
Exchange rate agreements						
Purchase agreements	770	59,429	60,199	469	52,840	53,309
Sale agreements	350	183,438	183,788	-	191,447	191,447
Interest rate agreements						
Purchase agreements	3,500	31,054	34,554	2,000	21,743	23,743
Sale agreements	3,500	31,054	34,554	2,000	23,526	25,526
Credit Default Swap	-	788	788	-	792	792
Unused credit line of overdraft	107,510	-	107,510	105,176	-	105,176
Others	1,554	4,007	5,561	174	4,286	4,460
Total	145,751	329,118	474,869	136,731	313,264	449,995

Under normal business operations, the Bank is a defendant in litigations against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 1,477 million and Baht 935 million as of March 31, 2004 and December 31, 2003, respectively. The Management believes that any liability resulting from these litigations will not be material to the Bank's financial position or on the results of operations.

19 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital, are summarized as follows:

(Million Baht)

	Consolidated	
	March 31, 2004 End of Period	December 31, 2003 End of Year
Loans		
1. Executive officers	17	20
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid up capital[1]	1,658	1,629
Total	1,675	1,649
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid up capital	68	69
Total	68	69

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

(Million Baht)

	The Bank	
	March 31, 2004 End of Period	December 31, 2003 End of Year
Loans		
1. Executive officers	17	20
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	21,288	22,769
Total	21,305	22,789
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	70	72
Total	70	72

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding March 31, 2004	% Shareholding December 31, 2003	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co.,Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	March 31, 2004	December 31, 2003
Loans		
Subsidiary Companies		
Phethai Asset Management Co., Ltd.		
Beginning balance	11,850	16,850
Deductions	(855)	(5,000)
Ending balance	10,995	11,850
Ploy Asset Management Co., Ltd.		
Beginning balance	8,005	12,370
Deductions	(755)	(4,365)
Ending balance	7,250	8,005
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	25	27
- Ploy Asset Management Co., Ltd.	4	5
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	81	115
- Ploy Asset Management Co., Ltd.	45	84

	(Million Baht)	
	The Bank	
	For Each of the Three-Month Periods Ended March 31,	
	2004	2003
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	28	71
- Ploy Asset Management Co., Ltd.	19	51

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of March 31, 2004 and December 31, 2003, the pledged deposits were Baht 81 million and Baht 115 million, respectively.

Loans to Ploy Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of March 31, 2004 and December 31, 2003, the pledged deposits were Baht 45 million and Baht 84 million, respectively.

As of March 31, 2004 and December 31, 2003, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as pass loans, amounting to Baht 110 million and Baht 119 million, respectively.

As of March 31, 2004 and December 31, 2003, the Bank has provided an allowance for doubtful accounts for Ploy Asset Management Company Limited, classified as pass loans, amounting to Baht 73 million and Baht 80 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business, are as follows:

1. Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	1,385	1,285
- Thai Administration Services Co., Ltd.	45	48	45	48
Associated Companies				
- E. S. Industry Co., Ltd.	325	325	325	325
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	13	18	13	18
- Progress Appraisal Co., Ltd.	69	40	69	40
- Progress Land and Buildings Co., Ltd.	-	-	471	23
- Progress Software Co., Ltd.	26	22	26	22
- Thai Administration Services Co., Ltd.	10	5	10	5
- Kanpai Co., Ltd.	26	9	26	9
- Progress Plus Co., Ltd.	7	11	7	11
- Progress Facilities Management Co., Ltd.	11	9	11	9
- Progress Service Co.,Ltd.	18	16	18	16
- Progress Management Co.,Ltd.	8	10	8	10
- Progress Storage Co., Ltd.	11	9	11	9
- Kasikorn Factoring Co., Ltd.	-	-	11	40
Associated Companies				
- Processing Center Co., Ltd.	76	56	76	56
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	9	14

(Million Baht)

	Consolidated		The Bank	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Other Liabilities				
Subsidiary Companies				
- Progress Appraisal Co., Ltd.	11	8	11	8
- Progress Software Co., Ltd.	34	40	34	40
- Progress Plus Co., Ltd.	28	21	28	21
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	30	33	30	33
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of March 31, 2004 and December 31, 2003, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 7 million and Baht 3 million, respectively.

2. Revenues and expenses occurring between the Bank, its subsidiary and associated companies for each of the three-month periods ended March 31, are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Subsidiary Companies				
Revenue:				
Interest income	-	-	10	-
Dividend income	52	6	266	125
Fee income	1	-	29	13
Other Income	12	7	19	14
Expenses:				
Fee expenses	-	20	-	20
Other expenses	327	190	327	190
Associated Companies				
Revenue:				
Other income:	5	2	5	2
Expenses:				
Other expenses	9	9	9	9

3. Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers or close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2004	December 31, 2003
Loans		
- T T & T Public Co., Ltd.	2,354	2,425
- Siam Food Products Public Co.,Ltd.	132	86
- Jutha Maritime Public Co., Ltd.	10	10
- Indo Worth (Thailand) Ltd.	50	44
- Charoen Pokhaphand Feedmill Public Co., Ltd.	94	100
Deposits		
- Sermsuk Public Co., Ltd.	385	262
- Sermsuk Y.H.S. Beverage Co., Ltd.	12	13
- Com - Link Co., Ltd.	419	60
- Muang Thai Life Assurance Co., Ltd.	331	257
- Siam Food Products Public Co.,Ltd.	70	14
- Mitsubishi Elevator Asia Co., Ltd.	80	81
- Bangkok Glass Industry Co., Ltd.	6	20
- Thai British Security Printing Ltd.	39	46
- T T & T Public Co., Ltd.	1,842	2,125
- Muangthai Holding Co.,Ltd.	13	10
- Siam Motors Parts Co.,Ltd.	47	18
- Samart Corporation Public Co.,Ltd.	78	110
Contingencies		
- Dole Thailand Ltd.	124	71
- SermSuk Co., Ltd.	17	18
- Com - Link Co., Ltd.	62	59
- Thai British Security Printing Ltd.	77	22
- Siam Food Products Public Co.,Ltd.	961	1,177
- Bangkok Glass Industry Co., Ltd.	230	91
- Charoen Pokhaphand Feedmill Public Co., Ltd.	24	7

4. Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

		(Million Baht)
	Consolidated and The Bank	
	March 31, 2004	December 31, 2003
Deposits	612	579

20 LONG-TERM LEASE AGREEMENTS

1. Lease Agreement

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	March 31, 2004	March 31, 2004
Land/building lease agreements	April 1, 2004 – October 17, 2027	449	449
Vehicle lease agreements	April 1, 2004 – February 29, 2008	385	368
Total		834	817

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	December 31, 2003	December 31, 2003
Land/building lease agreements	January 1, 2004 – October 17, 2027	368	368
Vehicle lease agreements	January 1, 2004 – November 30, 2007	399	377
Total		767	745

2. Service Agreement

On November 12, 2002 the Bank has entered into an Information Technology Service Agreement with IBM (Thailand) Co., Ltd., under which service will be provided until December 31, 2012 and for which as of March 31, 2004 and December 31, 2003, the Bank is committed to pay a total service fee of Baht 8,914 million and Baht 9,143 million, respectively.

21 REDUCTION IN RETAINED DEFICIT

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to reduce the retained deficit in the amount of Baht 65,148 million as of December 31, 2003 through the transfer of Baht 26,675 million from other reserves, the transfer of Baht 800 million from legal reserves, Baht 5,520 million from the premium on expired warrants and Baht 32,153 million from the premium on ordinary shares. There was no change in the total amount of shareholders' equity and the Bank's capital funds, effective as of January 1, 2004. The financial statements for the first quarter ended March 31, 2004 have already recorded these offsets to the retained deficit.

22 SUBSEQUENT EVENTS

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to approve the following matters:

- The amendment of the Memorandum of Association with respect to the registered capital from Baht 26,900,946,900, comprising 2,689,547,345 ordinary shares at Baht 10 par value and 547,345 Class A preferred shares at Baht 10 par value, to a registered capital of Baht 26,900,946,900, comprising 2,690,094,690 ordinary shares at Baht 10 par value so as to reflect the fact that the Bank no longer has any preferred shares as a result of the conversion of Class A preferred shares into ordinary shares.
- The reduction in the registered capital from Baht 26,900,946,900 to Baht 23,986,146,970 by retiring the registered shares which had not yet been issued.
- The increase in the registered capital from Baht 23,986,146,970 to Baht 30,486,146,970 through the creation of 650 million new ordinary shares at Baht 10 par value.

On April 16, 2004, the Bank registered the change in its registered share capital, in accordance with the above resolution, with the Ministry of Commerce and on the same date the Bank also registered the change in its paid-up share capital as a result of the increase in paid-up capital of 675,722 shares at Baht 10 par value, totaling Baht 6,757,220 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (who were not directors).

As a result, on April 16, 2004 the Bank had a registered share capital of Baht 30,486,146,970, comprising 3,048,614,697 ordinary shares at Baht 10 par value and a paid-up share capital of Baht 23,622,269,710, comprising 2,362,226,971 ordinary shares at Baht 10 par value.

23 THE FINANCIAL POSITION AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial position and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated March 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	794,159	21,508	815,667	(11,381)	804,286
Interbank and money market items - net (assets)	85,682	7,642	93,324	-	93,324
Investments - net	110,860	13,208	124,068	-	124,068
Loans	550,574	581	551,155	-	551,155
Deposits	708,464	72	708,536	-	708,536
Interbank and money market items (liabilities)	5,976	-	5,976	-	5,976
Borrowings	12,000	7,834	19,834	-	19,834
Contingencies	485,208	5,582	490,790	(15,854)	474,936

(Million Baht)

	Consolidated December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,873	20,470	831,343	(10,012)	821,331
Interbank and money market items - net (assets)	99,088	5,834	104,922	-	104,922
Investments - net	121,417	13,837	135,254	-	135,254
Loans	547,151	767	547,918	-	547,918
Deposits	684,874	72	684,946	-	684,946
Interbank and money market items (liabilities)	7,101	-	7,101	-	7,101
Borrowings	51,967	7,874	59,841	-	59,841
Contingencies	444,163	21,841	466,004	(15,957)	450,047

(Million Baht)

	The Bank March 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	794,100	21,508	815,608	(11,381)	804,227
Interbank and money market items - net (assets)	85,570	7,642	93,212	-	93,212
Investments - net	116,772	13,208	129,980	-	129,980
Loans	533,311	581	533,892	-	533,892
Deposits	709,081	72	709,153	-	709,153
Interbank and money market items (liabilities)	5,751	-	5,751	-	5,751
Borrowings	12,000	7,834	19,834	-	19,834
Contingencies	485,141	5,582	490,723	(15,854)	474,869

(Million Baht)

	The Bank December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,418	20,470	830,888	(10,012)	820,876
Interbank and money market items-net (assets)	98,810	5,834	104,644	-	104,644
Investments - net	126,927	13,838	140,765	-	140,765
Loans	529,323	767	530,090	-	530,090
Deposits	685,150	72	685,222	-	685,222
Interbank and money market items (liabilities)	6,896	-	6,896	-	6,896
Borrowings	51,967	7,874	59,841	-	59,841
Contingencies	444,111	21,841	465,952	(15,957)	449,995

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended March 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,883	98	7,981	(44)	7,937
Interest expense	1,709	209	1,918	(44)	1,874
Net income (expense) from interest and dividend	6,174	(111)	6,063	-	6,063
Non-interest income	3,211	156	3,367	-	3,367
Non-interest expense	5,015	12	5,027	-	5,027
Income before income tax	4,370	33	4,403	-	4,403

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended March 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,248	174	8,422	(97)	8,325
Interest expense	3,622	276	3,898	(97)	3,801
Net income (expense) from interest and dividend	4,626	(102)	4,524	-	4,524
Non-interest income	2,282	342	2,624	-	2,624
Non-interest expense	4,462	33	4,495	-	4,495
Income before income tax	2,446	207	2,653	-	2,653

(Million Baht)

	The Bank				
	For the Three-Month Period Ended March 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,458	98	7,556	(44)	7,512
Interest expense	1,708	209	1,917	(44)	1,873
Net income (expense) from interest and dividend	5,750	(111)	5,639	-	5,639
Non-interest income	3,070	156	3,226	-	3,226
Non-interest expense	4,492	12	4,504	-	4,504
Income before income tax	4,328	33	4,361	-	4,361

(Million Baht)

	The Bank				
	For the Three-Month Period Ended March 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,773	174	7,947	(97)	7,850
Interest expense	3,618	276	3,894	(97)	3,797
Net income (expense) from interest and dividend	4,155	(102)	4,053	-	4,053
Non-interest income	2,405	342	2,747	-	2,747
Non-interest expense	4,130	33	4,163	-	4,163
Income before income tax	2,430	207	2,637	-	2,637

24 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month period ended March 31, 2003 have been reclassified to conform with the presentation in the financial statements for the three-month period ended March 31, 2004.

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Management Discussion and Analysis (MD&A)

For the quarter ending March 31, 2004

Executive Summary for the Management Discussion and Analysis, for the Quarter ending March 31, 2004

During the first quarter of 2004, KASIKORNBANK continued to improve business operations, using the Balanced Scorecard as a tool to drive to our goals with efficiency and effectiveness. The Bank also focused on good corporate governance, following established world-class standards.

As of March 31, 2004, the Bank's total consolidated assets decreased by Baht 17,045 million, due largely to a drop in investments, interbank and money market items (on the asset side), as the Bank's term-deposits abroad came due. Total consolidated liabilities dropped by 21,498 million, following the redemption of Subordinated Debentures Cum Preferred Shares No. 1 (SLIPS) and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2. In the first quarter of 2004, the Bank's total consolidated shareholders' equity stood at Baht 53,266 million with a significant change in retained losses. This resulted from a resolution passed by the Annual General Meeting of Shareholders on April 2, 2004, to transfer legal reserves, other reserves, premiums on expired warrants, and premiums on ordinary shares totaling Baht 65,148 million to compensate for the Bank's retained losses as of December 31, 2003, effective January 1, 2004. This compensation will have no effect on the value of total shareholders' equity or the Bank's capital.

For the first quarter of 2004, the Bank's net income totaled Baht 4,372 million, increasing by Baht 2,369 million, or 118.28 percent, over the fourth quarter of 2003. This was achieved through an increase in non-interest income of Baht 1,338 million, which was mainly due to an increase in gains on investment of Baht 1,174 million and an increase in net income from interest and dividends of Baht 810 million. The latter was a result of a decrease in interest expense, following the redemption of Subordinated Debentures Cum Preferred Shares No. 1 of Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 of Baht 20,000 million on January 12, 2004. Consolidated loans rose over the previous quarter by Baht 3,237 million, or 0.59 percent, to Baht 551,155 million, while non-performing loans of the Bank and its AMCs were at Baht 87,678 million, accounting for 15.88 percent of total outstanding credit*, down from 16.85 percent at the end of 2003. In addition, the capital adequacy ratio of the Bank and its AMCs equaled 12.11 percent at the end of the first quarter of 2004.

As for the operations of the Corporate Business Group, although short-term loan growth declined, due to repayments, there was an increase in long-term loan growth, especially in syndicated loans for large corporate entities, in line with rising domestic investment activities. In addition, despite intense price competition in the small corporate segment, the interest rate spread suffered only a slight drop, as the Bank was able to maintain loan and fee-based income growth through the fostering of better relationships with customers and accelerating credit approvals. Moreover, in response to volatile bond yields and exchange rates, the Bank implemented marketing initiatives offering new services and products to customers.

During the first quarter of 2004, the Retail Business Group rolled out its business strategies in response to changes in operating environment, especially as a

* Including financial institutions

result of the Financial Sector Master Plan and the BoT's new credit card directives. For example, the Bank offered a full-range of financial services, including bancassurance and open-ended funds, which strengthened our fee-based income business. The open-ended funds were also implemented for the redemption of Subordinated Debentures Cum Preferred Shares No. 1 and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 in January. The Bank improved all service channels, including electronics, Internet and e-commerce. Also, amid heightened competition among credit card providers, the Bank organized several marketing campaigns to sustain card spending, while Wireless ECD machines were installed to increase our share of card accepting stores.

As for the Treasury Group's operations, derivative instruments were developed, in cooperation with the Corporate Business Group, to provide our customers with new alternatives for investment and risk management. In addition, Private Repurchase transactions were conducted, following the implementation of Bilateral Repurchase transactions with the BoT last year.

To enhance credit risk management efficiency and facilitate credit approval processes for SME customers, during the first quarter of 2004, the Bank introduced a new and expanded application form, which includes information requirements and analytical framework to provide assistance for the retail sales force and branch personnel. Moreover, the Bank began using an automated application processing system under the Credit Management Administration System (CMAS) project on housing and credit card loans, following a development phase last year.

In addition to the achievements of the core business groups, progress continued to be made in the Bank's functional-group programs, including in human resources, centralized back office reconfiguration, IT security and outsourcing – which, we believe, all provide vital support for the Bank's optimum performance.

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

□ Outlook for the Thai Economy

- **Thai Economy in the First Quarter of 2004**

For the first quarter of 2004, the Thai economy is expected to grow approximately 7.50 percent, down from 7.81 percent in the fourth quarter of 2003. The decline in the growth rate was partly due to the avian influenza epidemic, a reduction in export growth, high oil prices, and violence in the South. At the same time, key economic indicators -- including private consumption and investment -- also declined as confidence was hurt by the aforementioned factors. Nonetheless, since the government was able to bring the bird flu spread under control, and to intervene to reduce oil prices, adverse impacts to the economy in 2004 should be limited. Thailand's GDP is expected to grow by 6.30 – 7.30 as previously projected.

Thai Economic Growth Projection

Unit: Growth (%) over-year, unless otherwise stated		
	First Quarter 2004	Fourth Quarter 2003
Private consumption	5.00%	7.41%
Private investment	18.00%	18.49%
Public investment	20.00%	24.32%
Public consumption	6.00%	9.91%
Exports	18.40%	23.00%
Imports	21.10%	25.44%
Current account surplus (USD Billion)	2.40	2.40
Headline inflation	1.90%	1.60%
Gross Domestic Product (GDP)	7.50%	7.81%

Source: KASIKORN Research Center Co., Ltd.

Although the growth rate of the Thai economy moderated in the first quarter of 2004, the year's performance is likely to be satisfactory, continuing to register a reasonable expansion over the previous year. This is due to upward trends in private and public investment as well as exports -- in line with recovery in the region and the global economy. Consequently, the growing economic activities should contribute to rising demand for loans, thus resulting in a gradual decline in excess liquidity in the banking system. Meanwhile, as core inflation is expected to remain below the ceiling set by the Bank of Thailand, and excess liquidity is still plentiful, we think that

domestic interest rates in the banking system are likely to stay low throughout 2004.

❑ Regulatory Changes

• Tax Measures in Support of Debt Restructuring

On December 23, 2003, the Cabinet approved a one-year extension until December 31, 2004, of the deadline on tax breaks and waivers on certain fees applicable to debt restructuring agreements. A Royal Decree, ministerial regulations, notification of the Director-General of the Revenue Department, directives of the Revenue Department, and pronouncements by the Ministry of the Interior, totaling some nine statutes will be enacted to cover the following initiatives:

1. Waivers on income tax, value-added tax, special business taxes and stamp duties on any transactions relating to debt structuring;
2. For debt remission from debt restructuring, the write-off of bad loans will be allowed;
3. After the write-off of bad loans, a financial institution may deduct the amount of the written-off doubtful debts from its output VAT due for the month in which the transaction occurred;
4. Waivers on income tax, special business taxes, and revenue stamps due on a financial institution in the sale of mortgaged real estate to a non-related third party as a result of debt restructuring transactions; and,
5. Extension of the deadline for 0.01% percent fee for ownership registrations and juristic acts in case of debt restructuring according to the land code, the condominium law, and bankruptcy proceeding for a period of one more year.

The above measures will allow the Bank to receive discounts on its tax burdens to the Revenue Department, and reduce fees due on financial transactions payable to the Department of Land.

• Financial Sector Master Plan

On January 6, 2004, the Cabinet approved in principle the Financial Sector Master Plan as drafted by the Ministry of Finance and the Bank of Thailand. The new plan deals with structures for Thai and foreign financial institutions where non-bank financial institutions meeting the qualifications of the BoT may be permitted to upgrade themselves to commercial banks, or retail banks. Further, local branches of foreign banks, with approvals of the BoT, may be upgraded to foreign-subsidiary banks under BoT regulations. In addition, each financial conglomerate is instructed to have only 1 deposit-taking institution within each group or "One Presence". Other measures under the plan include improvement in rules and regulations on consolidated supervision and establishment of guidelines to improve community financial organizations' operations to promote nationwide accessibility of financial services to customers with potential. Additionally, consumer protection mechanism to ensure fairness to all customers is included. Further specific details on these developments will be released in future government notices including the financial institutions act.

• Removal of Ceiling for Deposit Interest Rates

On February 25, 2004, the Bank of Thailand issued notification regarding interest rates and discounts at commercial banks, submitted by directive BOT.FPG. (22) C.41/2004 and stated in the Government Gazette, General Edition No. 121, Special Section 22 quarter., dated February 27, 2004. The central intent of this directive is to cancel the ceiling on deposit interest rates. This was due to current

excess liquidity at financial institutions, which made competition for deposits much less severe than during the previous financial crisis, thus obviating further need to limit deposit interest rates offered by financial institutions. By canceling the ceiling on deposit interest rates, deposit interest rates will be allowed to float more freely, while depositors will receive maximum benefits from their deposits. This directive will also encourage healthy, free market competition between financial institutions, as well as pave the way for the development of innovative financial instruments as new investment choices.

As for the Bank, current deposit rates have been maintained well below the rescinded interest rate ceiling of the BoT, while the current level of liquidity remains high. Therefore, the above directives will neither have an impact on the Bank's operations, nor induce the need for changes in our deposit interest rates.

- **Measures for the Control of Credit Card Business**

On March 26, 2004, the Bank of Thailand issued directive BOT.FPG.(21) C.47/2004, concerning rules, procedures, and conditions on bank credit card business, dated March 23, 2004, and published in the Government Gazette, General Edition No. 121, Special Edition 35 quarter., dated March 25, 2004, effective April 1, 2004. This directive issued clearer and stricter definition of main and supplementary cards as well as qualifications of cardholders. It also places limitations on banks in making contacts with new and current cardholders, concerning credit card service or other credit instrument offering, by instructing that the contacts must be made within established hours and guidelines. The directive also states that the size of credit line limits offered to cardholders by financial institutions shall not exceed five times the average monthly income of the cardholder or amount of cash flows through a cardholder's deposit account. Further, the minimum monthly installment shall be 10 percent of the outstanding balance, rather than the previously permitted 5 percent. In addition, banks are instructed to cancel the credit card of any cardholder, who is over three months' remiss in paying an installment on their card. Finally, transfers of credit card balances to other cards or other types of credit accounts shall not be permitted if the prerequisites set by the BoT are not met.

Although these regulations may have some effects on the Bank's credit card business, the Bank's retail credit business in general is likely to continuously grow along with the Thai economy and consumer spending.

1.2 Direction of Business Operations

During the first quarter of 2004, KASIKORNBANK continued to improve business operations by using the Balanced Scorecard concept as a tool to achieve our goals with efficiency and effectiveness. The concept also helped the Bank in handling problems and adjusting operations to reflect the changing business environment. To enhance opportunities and potential growth, the Bank continued to pursue and closely monitor the strategic programs implemented since 2000.

The Bank also focused on good corporate governance, targeting the establishment of world-class standards. To create value to customers, shareholders, employees, and the Kingdom, through fair business conduct, the Bank developed guidelines for good corporate governance practices, which are in line with those of the Securities Exchange of Thailand and the Bank of Thailand.

During this same quarter, the Bank received an upward revision from Thai

Rating and Information Services Co., Ltd. on our corporate governance ratings for 2003. The Bank's corporate governance practices were rated as "very good", with a final score at 8.80 points, from a total of 10 points, up from 8.61 points received in 2002.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance

(Million Baht)

	Q1-2004	Q4-2003	Q1-2003
Income from interest and dividend	7,937	8,142	8,324
Interest expense	1,874	2,890	3,800
Net income from interest and dividend	6,063	5,252	4,524
Reversal on bad debt and doubtful accounts	(2,156)	(3,607)	(3,437)
Loss on debt restructuring	2,546	4,269	3,552
Normalized provisions	200	200	200
Non-interest income	3,367	2,029	2,624
Non-interest expense	4,437	4,391	4,180
Income tax expense	19	12	(1)
Minority interests in net income	(12)	(13)	(6)
Net Income	4,372	2,003	2,648

For the first quarter of 2004, the Bank's consolidated net income totaled Baht 4,372 million, increasing by Baht 2,369 million, or 118.28 percent, over the fourth quarter of 2003. This was primarily achieved through an increase in non-interest income of Baht 1,338 million, which was due partly to an increase in gains on investments of Baht 1,174 million. Also contributing to this quarter-on-quarter increase was an increase in net income from interest and dividends totaling Baht 810 million. The rise was due mainly to a decrease in interest expense, following the redemption of Subordinated Debentures Cum Preferred Shares No. 1, commonly known as SLIPS, of Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 of Baht 20,000 million, carrying a 22.296175% coupon rate, on January 12, 2004.

Compared to the first quarter of 2003, the Bank's consolidated net income increased by Baht 1,724 million, or 65.10 percent. This was attributed to an increase in net income from interest and dividends of Baht 1,539 million, due mainly to a decline in interest expense from deposits, following declines in deposit rates. Further helped to reduce the Bank's interest expense was the aforementioned redemption of Subordinated Debentures Cum Preferred Shares No. 1 and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2. Also contributing to the year-on-year increase in the Bank's consolidated net income was an increase in non-interest income totaling Baht 743 million, due to rises in gains on investments and fees and service income of Baht 537 million and 239 million, respectively.

Net income from interest and dividend

For the first quarter of 2004, the Bank's consolidated net income from interest and dividends were Baht 6,063 million, increasing by Baht 810 million, or 15.43 percent, over the fourth quarter of the previous year. This was due mainly to a decrease in interest expense from long-term borrowing by Baht 972 million, following the redemption of Subordinated Debentures Cum Preferred Shares No. 1 of Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 of Baht 20,000 million, carrying a 22.296175% interest rate, on January 12, 2004. This decreased interest expense was greater than increased interest expense, generated by the issuance of 10-year maturity Subordinated Debentures No. 3 totaling Baht 12,000 million on October 16, 2003, bearing a fixed interest rate for the first five years of 3.75 percent per annum.

Compared to the same period of last year, interest and dividend income increased by Baht 1,539 million, or 34.03 percent. This was also due to a decrease in interest expense from deposits, as a result of declines in deposit rates, and a drop in interest expense from long-term borrowing, following the aforementioned redemption of debentures.

Provisions for Allowance for Doubtful Accounts

From the third quarter of 2003 onward, to facilitate analysis and monitoring of the Bank's allowance for doubtful accounts, doubtful accounts were divided into the following three categories:

- Allowances for doubtful accounts on normal loans based on BoT regulations.
- Allowances for doubtful accounts for classified loans, revaluation allowances for debt restructuring per BoT regulations, and allowances maintained in excess of BoT regulations.
- Normalized provisioning.

From the third quarter of 2003 onward, the Bank set aside an allowance on normal loans at 1 percent of the net increment of normal loans. As a result, in the first quarter, the Bank incurred loan loss expense due to an increase in normal loans equal to Baht 71 million, following an increase in normal loans of Baht 7,131 million over that of the end of last year.

Regarding normalized provisions, the Bank has targeted normalized provisioning of 0.50 percent of total loans for both performing and non-performing loans. Normalized provisioning have been gradually accumulated on a quarterly basis starting from the second quarter of 2002. For the first quarter of 2004, the Bank set up normalized provisioning of Baht 200 million, resulting in an accumulated amount of Baht 1,800 million as of March 31, 2004.

Non-interest Income

In the first quarter, the Bank's consolidated non-interest income was Baht 3,367 million, increasing by Baht 1,338 million, or 65.94 percent, over the fourth quarter of

2003. This was due to a rise in gains on investments totaling Baht 1,174 million, following profit on sales of government bonds during favorable market condition.

Compared to the same period of last year, the Bank's consolidated non-interest income increased by Baht 743 million, or 28.33 percent. The rise was due to an increase in gains on investments of Baht 537 million, following profit on sales of government bonds. Also contributing to the rise in non-interest income was an increase in fee and service income amounting to Baht 239 million, particularly from loans, unit trust sales agent services, and credit card transactions.

- **Non-interest Expense**

The Bank's consolidated non-interest expense in the first quarter of 2004 was Baht 4,437 million, increasing by a total of Baht 46 million, or 1.05 percent, over the fourth quarter of 2003. The rise was due to an increase in personnel expense, following the Bank's annual pay raise and increased other related personnel expenses.

In a year-on-year comparison, the Bank's consolidated non-interest expense in the first quarter rose by Baht 257 million, or 6.15 percent. This was due to an increase in personnel expense, following increased employment, in line with a higher volume of business transactions.

2.2 Financial Position Analysis

Financial Position

(Million Baht)

	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003
Assets	804,286	821,331	776,168
Liabilities and Shareholders' Equity			
- Total liabilities	751,020	772,518	738,313
- Total shareholders' equity	53,266	48,813	37,855
Total Liabilities and Shareholders' Equity	804,286	821,331	776,168

- **Assets**

As of March 31, 2004, the Bank's total consolidated assets were Baht 804,286 million, decreasing by Baht 17,045 million, or 2.08 percent, from the end of 2003. Compared to the same period of last year, this amount was up by Baht 28,118 million, or 3.62 percent. The items having significant changes are as follows:

- Cash, as of March 31, 2004, was at Baht 9,299 million, decreasing by Baht 9,400 million, or 50.27 percent, from the end of 2003. This was due to the Bank's increase in cash reserves to prepare for customer withdrawals during the New Year holiday.

- Interbank and money market items, as of March 31, 2004, totaled Baht 93,324 million, decreasing by Baht 11,598 million, or 11.05 percent, from the end of 2003. This decline was due to the use of the Bank's due term-deposits abroad to invest in securities purchased under resale agreements, as they offered higher returns than other types of investment.
- Securities purchased under resale agreements, as of the end of March 2004, totaled Baht 41,000 million, increasing by Baht 9,290 million, or 29.30 percent, over the end of 2003, due to higher returns.
- Net investments, as of March 31, 2004, stood at Baht 124,068 million, decreasing by Baht 11,186 million, or 8.27 percent, from the end of 2003. This was due to sales of some debt instruments, following a favorable capital market, while part of debt instruments came due.
- Loans, as of March 31, 2004, were at Baht 551,155 million, rising by Baht 3,237 million, or 0.59 percent, over the end of 2003. Contributing to the increase were the following:
    - As of the end of March 2004, Bank-only loans totaled Baht 514,262 million (excluding loans to its subsidiaries of Baht 19,630 million). This amount increased by Baht 5,312 million, or 1.04 percent, over the end of 2003. In the first quarter of 2004, net-of-repayment loans rose by Baht 7,902 million, while the write-off of bad loans from debt restructuring and legal liquidations totaled Baht 2,590 million.
    - Loans of the Bank's subsidiaries, as of the end of March 2004, totaled Baht 36,893 million, decreasing by Baht 2,075 million, or 5.33 percent from the end of 2003. This decline was due to an increase in debt-settlement totaling Baht 1,485 million and the write-offs of bad loans from debt restructuring totaling Baht 755 million, offsetting increased loans of Baht 165 million.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of March 31, 2004, were Baht 751,020 million, decreasing by Baht 21,498 million, or 2.78 percent, from the end of 2003. Compared to the same period of last year, the amount rose by Baht 12,707 million, or 1.72 percent. Consolidated liabilities that changed significantly are as follows:

- Long-term borrowing, as of the end of March 2004, totaled Baht 19,834 million, declining by Baht 40,007 million, or 66.86 percent, from the end of 2003. The decrease was due to the redemption of Subordinated Debentures Cum Preferred Shares No. 1 of Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 of Baht 20,000 million on January 12, 2004.
- Deposits, as of March 31, 2004, were Baht 708,536 million, rising by Baht 23,590 million, or 3.44 percent, over the end of 2003. The increased deposits were mainly into savings accounts.

As of March 31, 2004, total consolidated shareholders' equity was Baht 53,266 million, increasing by Baht 4,453 million, or 9.12 percent, over the end of 2003, due mainly to the Bank's net profits in the first quarter. Significant changes in the Bank's consolidated shareholders' equity included:

- On January 9, 2004, the Bank registered an increase in paid-up capital by 7,485,832 shares, at a par value of Baht 10 each, totaling Baht 74,858,320 million, following the exercise of warrants offered to non-director employees.
- On January 12, 2004, the Bank converted class A preferred shares to 547,345 ordinary shares, following the redemption of Subordinated Debentures Cum Preferred Shares No. 1.
- On April 2, 2004, the Annual General Meeting of Shareholders passed a resolution to transfer other reserves, legal reserves, premiums on expired warrants, and premiums on ordinary shares amounting to Baht 26,675 million, 800 million, 5,520 million, and 32,153 million, respectively, to compensate for the Bank's retained losses of Baht 65,148 million, effective on January 1, 2004. This retained loss compensation will have no effect on the value of total shareholders' equity or the Bank's capital. The financial statements for the first quarter ending March 31, 2004 have already recorded the offset in retained losses.

Compared to the same period of last year, the Bank's total consolidated shareholders' equity increased by Baht 15,411 million, or 40.71 percent, also due to the Bank's net profits and aforementioned changes in shareholders' equity.

❑ Investments

The Bank and its subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments in securities, classified by type of investments, as of the end of March 2004 are shown below:

(Million Baht)

Type of Investments	Mar 31, 2004	%	Dec 31, 2003	%	Mar 31, 2003	%
Debt Instruments	**116,797**	**94.14%**	**127,870**	**94.54%**	**135,800**	**89.40%**
Government and State Enterprise Securities						
• Trading Investments	1,713	1.38%	806	0.60%	6,407	4.22%
• Available-for-sale Investments	61,869	49.87%	69,260	51.21%	56,723	37.34%
• Held-to-maturity Investments	28,394	22.88%	26,140	19.33%	34,473	22.69%
Private Enterprise Debt Instruments						
• Trading Investments	-	-	369	0.27%	80	0.05%
• Available-for-sale Investments	3,855	3.11%	4,157	3.07%	5,338	3.51%
• Held-to-maturity Investments	541	0.44%	864	0.64%	425	0.28%
Foreign Debt Instruments						
• Available-for-sale Investments	15,323	12.35%	17,401	12.86%	17,475	11.50%
• Held-to-maturity Investments	5,102	4.11%	8,873	6.56%	14,879	9.80%
Equity Securities	**7,132**	**5.75%**	**7,232**	**5.35%**	**15,950**	**10.50%**
Available-for-sale Investments	1,314	1.06%	1,347	1.00%	1,698	1.12%
General Investments	5,324	4.29%	5,362	3.96%	13,013	8.57%
Investments in Subsidiary and Associated Companies	494	0.40%	523	0.39%	1,239	0.82%
Other	**139**	**0.11%**	**152**	**0.11%**	**151**	**0.10%**
Total Investments – Net	**124,068**	**100.00%**	**135,254**	**100.00%**	**151,901**	**100.00%**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement for the end of March 2004 totaled Baht 9,299 million, decreasing by Baht 9,400 million over the end of 2003, due to the following activities:

- Net cash from operating activities totaled Baht 19,827 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) decreased by Baht 11,588 million, while securities purchased under resale agreements rose by Baht 9,290 million. At the same time, loans and deposits showed increases of Baht 6,726 million and 23,590 million, respectively.
- Net cash from investment activities was Baht 10,606 million. This amount comprises cash received from the disposal of available-for-sale investments, totaling Baht 30,314 million, redemption of debt instruments held to maturity of Baht 10,460 million, cash payments for available-for-sale investments of Baht 20,488 million, and cash payments for debt instruments held to maturity of Baht 9,274 million.
- Net cash used in financial activities totaled Baht 39,834 million.

❑ Capital Expenditures

In the first quarter of 2004, the Bank and its subsidiaries' capital expenditures were primarily for information technology (IT), totaling Baht 372 million. Other capital expenditures of Baht 38 million were also made to enhance service efficiency.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of March 31, 2004, the Bank and its subsidiaries had a capital base of Baht 66,025 million, comprising Tier-1 capital totaling Baht 37,123 million, and Tier-2 capital totaling Baht 28,902 million. The capital adequacy ratio of the Bank and its asset management companies, Phethai and Ploy AMCs, equaled 12.11 percent, significantly above the Bank of Thailand's minimum requirement of 8.50 percent. However, this ratio decreased from that of the end of last year, due to the redemption of Subordinated Debentures Cum Preferred Shares No. 1 totaling Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 totaling Baht 20,000 million on January 12, 2004. Following these redemptions, the Bank's Tier-1 and Tier-2 capital decreased by Baht 19,967 million and 8,000 million, respectively. Details of the capital adequacy ratio of the Bank and its AMCs follow:

Capital Adequacy Ratios*

	Mar 31, 04	Dec 31, 03	Sep 30, 03	Jun 30, 03	Mar 31, 03
Tier-1 Capital	6.81%**	10.46%	10.73%	8.82%	8.27%
Tier-2 Capital	5.30%	7.02%	4.92%	5.05%	5.01%
Total Capital Requirements	12.11%**	17.48%	15.64%	13.87%	13.28%

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the first period's net profits shall be included in capital, after approval by the Bank's Board of Directors. The second period's net profits shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Not including the second period's net profits, as of December 31, 2003 and the first quarter's net profits, as of March 31, 2004. Should the second period's net profits, as of December 31, 2003, and the first quarter's net profits, as of March 31, 2004, be included, the capital adequacy ratio of Tier-1 capital and of total capital requirements would be equal to 8.35 percent and 13.89 percent, respectively.

❑ Credit Ratings

At the end of March 2004, the Bank's credit rating given by Moody's Investor Services, Standard & Poor's, and Fitch Ratings remained unchanged from the end of last year. Details are shown in the following table.

Credit Ratings Agency	Rating
Moody's Investors Services ***	
Long-term - Debt	n.a.*
- Subordinated Debt	Baa2
- Deposit	Baa1 **
Short-term - Debt/Deposit	P-2
Outlook	Stable
Standard & Poor's ***	
Long-term - Debt	BB
- Subordinated Debt	B+
Short-term - Debt/Deposit	B
Outlook	Positive
Fitch Ratings ***	
International credit ratings	
Long-term - Debt	BBB-
- Subordinated Debt	BB+
Short-term - Debt/Deposit	F3
Outlook	Stable
National credit ratings	
Long-term - Debt	AA-(tha)
- Subordinated Debt	A+(tha)
Short-term - Debt/Deposit	F1+(tha)
Outlook	stable

Remarks * Moody's Investor Services does not assign ratings on the Bank's long-term debt.

** Long-term deposit is rated only by Moody's Investor Services.

*** The investment grade of long-term credit ratings for Moody's Investors Services, Standard & Poor's, and Fitch Ratings are from Baa3, from BBB- and from BBB-, respectively. For short-term credit ratings, the investment grade for these three agencies is from P-3, A-3, and F3, respectively.

3. Operations of Business Groups

3.1 Business Overview

KASIKORNBANK's businesses are divided into three main groups: the Corporate Business Group, Retail Business Group, and Treasury Group. During the first quarter of 2004, the uncertainties of the overall economic recovery and situations overseas have, to some extent, affected the Bank's performance. However, each group has adopted individual strategies to mitigate problems and speed up operations according to set plans and targets.

3.2 Corporate Business Group

The Corporate Business Group provides services to customers with sales volumes over Baht 50 million per annum. To enhance product presentation and financial services, the Corporate Business Group divides its customers into 3 segments - large corporate, or "multi-corporate banking"; medium corporate, or "corporate banking"; and small corporate, or "business banking" - segments. The main products of the group include domestic credit products and letters of indemnity-borrowing, trade finance, corporate finance, foreign exchange services, cash management services, and securities services.

- **Changes in Operating Environment**

During the first quarter of 2004, corporate loan demand was near the level at the end of last year, despite an increase in short-term debt repayment and a decrease in loan demand from the manufacturing and tourism sectors, due to the outbreak of the avian influenza. At the same time, MLR rates remained unchanged, due to continued excess liquidity, while unrest in the south had little impact on the Banks' operations. It is expected that if the avian flu situation subsides by the second quarter of 2004, loan demand will show some growth. Following these aforementioned factors, commercial banks continued to utilize various strategies to increase fee-based income to strengthen their income base.

- **Business Operations in the First Quarter**

During the first quarter, the Bank employed various strategies, including introductions of new products, offering a full range of services, and establishing sound relationships with each customer group. In the multi-corporate banking segment, despite a drop in short-term loan growth, an increase in long-term loan growth, especially in syndicated loans, helped the Bank to obtain higher fee-based income. In the corporate banking segment, the Bank achieved loan expansion on-target, focusing on trade finance services. For the business banking segment, in spite of strong interest rate competition, the interest rate spread dropped only slightly during the first quarter. Meanwhile, the Bank was able to maintain loan and fee-based income growth through the fostering of better relationships with customers, through the organization of various seminars and workshops to provide information related to customers' businesses.

The Bank plans to open two additional Business Banking Centers upcountry by mid 2004. This, together with the existing 20 Centers in Bangkok and its Metropolitan Area and 4 Centers upcountry, will make for a total of 26 Centers.

In addition to seeking new customers and initiating a new range of products, other strategies utilized during the first quarter, classified by product group, are as follows:

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

During the first quarter of 2004, the Bank focused on improving and speeding up credit approvals. Staffs are continually trained to increase their knowledge of credit products and all relevant processes. These strategies are expected to help the Bank achieve target loan growth.

- **Trade Finance**

To increase income from trade finance, the Bank's strategies were to expand customer base and provide more service outlets, including additional International Business Centers and electronic channels, while target customers were classified by industry. The Bank also introduced a wide range of products designed to better fit customer needs and offered advisory services by well-trained product specialists. To serve small customers, the Bank, in cooperation with business allies, plans to provide new express transfer services, expected to be ready by the second quarter of 2004.

- **Corporate Finance**

During the first quarter, despite a decline in bond yields, the overall market trend remained uncertain. To increase the Bank's market share in underwriting business amid this return uncertainty, the Bank employed a marketing strategy of offering private and state-enterprise debt instruments to retail investors through branches, which will help reduce issuers' exposure, while facilitating the investment process for retail investors. The Bank was also an underwriter of debentures cum derivatives for institutional investors, which will help reduce the risk to both bond issuers and institutional buyers.

For syndicated loan and project finance services, fee-based income derived from syndicated loans increased, while financial advisory services were provided to several large projects. The Bank also offered tailor-made Structured Finance products, designed to fit each business needs.

- **Foreign Exchange Service**

During the first quarter, exchange rates fluctuated in a wide range, due mainly to swings in the US Dollar and in other major currencies. To help reduce exchange rate risk, the Bank offered a wider range of exchange rate risk management products with different maturity periods, while also arranging seminars for customers to promote understanding about risk and hedging.

Due to a volatile trend in money market returns, new financial derivative instruments were offered to customers to help reduce interest rate risks. During the first quarter, the Bank also developed additional derivative instruments and improved contact channels, such as international centers and branches.

- **Cash Management**

Using more proactive strategies to expand our customer base, the Bank continued to improve cash management services through the introduction of new products, well-trained staff, improved sales and after-sales services. Special units

were established in the first quarter to further facilitate services, in addition to those provided by the Bank's Call Centers.

- **Securities Services**

During the first quarter, the Bank's services in syndicated loans performed well, particularly as a security agent for collateral control and facility agent services. This was due to an expansion in large-scale industry loans, following the country's continued economic growth, and increased public investment such as in the energy, petrochemical, oil refining, and auto sectors. At the same time, continued low interest rates led investors to invest more in the equity market through mutual funds, thereby helping to increase the Bank's securities investment services in the mutual fund area, such as in custodial and registrar services. Electronic channels were utilized to speed up and promote the accuracy of services. At the same time, the Bank is fully equipped to provide custodian services and mutual fund supervisory services to both funds from abroad and domestic funds looking to invest in foreign markets, whose volume of transactions may increase in the future.

3.3 Retail Business Group

The Retail Business Group is responsible for developing and managing customer relationships with retail businesses and individual customers. Based on monthly sales or income, customers are divided into 4 segments: owner-operators, platinum customers, middle-income customers, and transactors. To meet demands of each customer segment, Retail Business Group offers a wide variety of products, including loans and working capital credit lines for businesses, consumer loans, mortgages, credit cards, and deposit and fee-based products. Sales and service channels used include direct sales teams, the branch network, customer service centers, and electronic and telephonic channels.

□ **Changes in Operating Environment**

During the first quarter of 2004, the BoT's initiation of the Financial Sector Master Plan led commercial banks to adjust their strategies, including introductions of a full range of products, offering more types of financial services and transactions, and devising strategies to maintain existing customers. As the Plan will broaden the scope of financial services, while allowing non-bank financial institutions, such as financial companies and credit foncier companies, to upgrade themselves to banks, competition among banks is likely to become more intense.

During the first quarter, the competition in retail business continued to be brisk, mainly due to the government's SME lending stimuli. Strategies used by financial institutions to retain existing customers and attracting new customers included offering low rate loans and speeding up credit approval processes. Amid high competition, housing loans continued to expand with the growing economy and increased demand in property business, as well as continued low interest rates.

For credit card business, the competition to increase fee-based income was heightened by the BoT's directives concerning credit card business regulations and the outbreak of the avian influenza during the first quarter. Credit card issuers employed various strategies, including the offering of credit card user reward programs in cooperation with business allies, changing card design, and increasing variety of cards to fit individual customer needs, as well as point-accumulation programs. Although credit card spending during the first quarter was held back by the BoT's directives and

the avian flu epidemic, consumer spending is likely to be sustained during the rest of the year, helped by the country's economic recovery.

Like other products, the competition to increase share of card accepting stores was also intense. During the first quarter, new automatic credit approval machines were used to promote greater efficiency in the purchase of sales slips and to reduce interchange fees. In addition, automatic credit approvals can also be processed via networks shared with network providers. This helped to considerably increase business proprietors for merchant accounts.

❑ Business Operations in the First Quarter

During the first quarter, to better satisfy customer needs, non-life insurance was included in the Bank's Bancassurance business, in cooperation with Phatra Insurance PCL, Thaivivat Insurance PCL, and Ocean General Insurance Co., Ltd. At the same time, the Bank, in cooperation with KASIKORN Asset Management Co., Ltd., offered a wider variety of open-ended funds, aiming to provide more alternatives for saving and to prepare for the redemption of Subordinated Debentures Cum Preferred Shares No. 1 (SLIPS) and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 in January, as well as to increase fee-based income, especially in fund management fees. Three open-ended flexible portfolio funds worth Baht 12,605 billion were launched, one of which focuses on investing in equity instruments, while the remaining two stress investing in debt instruments. To further increase our service channels, the Bank opened the second Platinum Signature Center and another Coffee Banking outlet, while joining the government's grass-roots stimulus project OTOP, under the name "KBANK-OTOP".

Following the Bank's effort to encourage customers to use electronic services, during the first quarter, the number of customers using e-Internet Banking increased by 18.18 percent over that of the end of last year. At the same time, transactions processed via Internet banking rose by 21.68 percent over the previous quarter. To improve e-Mobile Phone Banking, the Bank, in cooperation with Wireless Routing Center Co., Ltd. (WRC), initiated the Mobile Payment Club (MPC) project, expected to be ready by June 2004. This project will provide bill payment facilities via AIS and DTAC mobile phone systems, and inter-account transfers for the Bank's savings and current accounts. For e-Commerce & m-Commerce, to comply with Visa International's "Verified by VISA" policy, the Bank was in the process of enhancing e-commerce transaction security, expected to be completed by May 2004. The Payment Gateway system was improved to provide better services to online stores, such as bill payment facilities in various currencies, expected to be implemented by the third quarter of 2004. Additional cash deposit machines were installed, reaching a total of 53 machines for the e-Cash Deposit system. Finally, to facilitate the Revenue Department's automatic and electronic tax payment project, KBANK e-Phone system was modified to handle corporate tax payments. The Bank also established the Install Payment system, which allows staff to examine customer bill payments and also supports the KBANK Credit Card Installment Plan.

Developments and improvements in products and services during the first quarter, classified by product group, are as follows:

- **Retail Business Lending**

During the first quarter, the Bank launched new tailor-made products such as OTOP Financing and Smart Fashion Financing. To gain new customers, various marketing campaigns were employed, including setting up booths at many fairs and

circulating an SME Newsletter to provide information about business and the Bank's products and services.

To further promote retail business loan growth, the Bank reviewed new Credit Transformation system, and prepared for operations crucial for promoting greater effectiveness of the system. A new credit application form for credit exceeding Baht 10 million was developed to speed up the credit approval process and enhance retail credit analysts' time management efficiency. A credit approval form for use with operational delegated lending authority (DLA) was also improved for loan applications in Bangkok and its Metropolitan Region.

- **Consumer Loans**

During the first quarter of 2004, to promote growth in housing loans, the Bank, in cooperation with project allies, offered special interest rates to customers. Various marketing campaigns were organized, particularly the setting up of booths at many fairs to provide information about the Bank's housing loan services.

- **Credit Cards**

To increase fee-based income from credit card products, the Bank utilized various techniques, including well-trained sales representatives and cooperation with business allies, such as department stores and merchants. Marketing campaigns were also organized to sustain card spending. To increase our share of card accepting stores, the Bank installed Wireless ECD machines at stores and offered a packaged service to Business & Professional customers, in cooperation with the Cash Management Department and business allies, to promote purchase of sales slips and fee-based income from stores. The Recurring Payment service was initiated to encourage spending via credit cards instead of cash. The Bank also changed our credit card service network to TCP/IP system to enhance credit approval process efficiency.

- **Deposit and Fee-based income**

During the first quarter, the Bank organized marketing campaigns for the Flex-c debit card. These campaigns helped to increase the number of new applicants and fee-base income.

3.4 Treasury Group

The Treasury Group's responsibilities include asset and liability management and the trading of foreign currencies, equity securities, debt instruments, and derivatives. The goal is to manage investments to achieve maximum benefit within appropriate risk levels, and in line with the Bank's policies, as well as governing authorities' rules and regulations. The Group's tasks also include liquidity management in accordance with the Bank's policies and BoT requirements. The Group manages investments for trading purposes, which are generally short-term investments, and conducts financial instrument transactions for trading purposes in the area of foreign exchange, debt instruments, and derivative instruments.

❑ **Changes in Operating Environment**

During the first quarter, short-term rates of return on both domestic and overseas markets edged upward, somewhat, early in the quarter, before dropping to the same level as the beginning of the year. Long-term rates of return, both domestic and overseas, had the same movements. At the same time, liquidity dropped slightly, due

to the redemption of Subordinated Debentures Cum Preferred Shares No. 1 (SLIPS) and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 in January 2004.

❑ Business Operations in the First Quarter

Due to fluctuations in returns, the Treasury Group's investment strategies focused on investments that yielded maximum gains. The Bank continued to manage interest rate risk, exchange rate risk, and liquidity, as well as providing a full range of money and capital market related services. To provide new alternatives for investment and risk management, the Treasury Group developed derivative instruments in cooperation with the Corporate Business Group. For equity market investments, the Bank followed a strategy of not expanding investments in equity securities, while reducing portfolios when the opportunity arises. For fixed-income securities, the strategy was to adjust the investment scale to the current market situation. In addition, Private Repurchase transactions were conducted, following the implementation of Bilateral Repurchase transactions with the BoT last year.

For 2004, the Treasury Group's investment strategy is to increase fee-based income derived from derivative instruments and not to expand investments in equity securities. The Group will also increase investments in high return products, especially structured products, to be in line with the liquidity situation and declining returns.

❑ Financial Position and Operating Performance

As of the end of March 2004, total investments of the Treasury Group were Baht 256,035 million, decreasing by Baht 22,772 million, or 8.17 percent, from the end of 2003. Investments in the money market accounted for 52.20 percent of the total investments, while investments in the capital market accounted for the remaining 47.80 percent.

Treasury Group's income

(Million Baht)

Type of Transaction	Percent of total TG's income	Q1-2004	Q4-2003	Changes during Q4-03 to Q1-04	
				Million Baht	Percentage change
Interest Income					
Interbank and money market items	18.46%	447	464	(17)	(3.66%)
Investments	38.89%	942	992	(50)	(5.04%)
Non-interest Income					
Gains on investments	33.48%	811	32	779	2,434.38%
Gains on exchange	9.17%	222	178	44	24.72%
Total	**100.00%**	**2,422**	**1,666**	**756**	**45.38%**

Note: The figures above are managerial figures.

In the first quarter, the Treasury Group's income totaled Baht 2,422 million, rising by Baht 755 million, or 45.32 percent, over the fourth quarter of 2003. This was due to an increase in non-interest income of Baht 823 million, mainly from an increase in gains on investments in debt instruments. However, interest and dividend income declined by Baht 67 million, as a result of continuous declines in liquidity and market returns.

4. Risk Management and Risk Factors[1]

4.1 Overall Risk Management

In order to maximize sustainable returns to shareholders, the Bank has developed a risk management framework under the supervision of the Board of Directors, the Audit Committee, the Risk Management Committee, the Assets and Liabilities Management Sub-committee, and the Credit Policy Sub-committee. Day-to-day responsibility for measuring and monitoring all related risk incurred by the Bank is delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools to convert all related risk into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks, set pricing that reflects the risk level of different customers and businesses, and allocate capital in such a way that properly reflects returns and risk levels.

4.2 Risk Management

❑ Credit Risk Management

To enhance credit risk management efficiency and facilitate credit approval processes for SME customers, during the first quarter of 2004, the Bank introduced a new and expanded application form, which includes information requirements and analytical framework to provide assistance for the retail sales force and branch personnel. This information covers both personal and business aspects, especially in matters such as financial performance, management, competition, and business risk.

Toward the end of 2003, the Bank developed an automated application processing system under the Credit Management Administration System (CMAS) project, in cooperation with world-class leading experts, and began using this system on housing and credit card loan approval processes in the first quarter.

Details about the Bank's risk management in the first quarter are as follows:

- **Outstanding Loans**

As of March 31, 2004, the Bank's consolidated outstanding loans stood at Baht 551,155 million, increasing by 0.59 percent over Baht 547,918 million at the end of 2003. In a year-on-year comparison, the amount rose by 9.02 percent over Baht 505,558 million as of March 31, 2003.

At the end of March, 2004, 53.34 percent of the Bank's outstanding loans to customers were loans not exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai and Ploy Asset Management Companies and KASIKORN Factoring, accounted for Baht 40,380 million, or 7.56 percent of the Bank's total loan portfolio. Classified by customer type, business entities accounted

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[1] The details of the overall Risk Management framework, Risk Management Principles, Market Risk Management, Liquidity Risk Management, Operational Risk Management, the Performance Evaluation in the form of Risk-adjusted Return on Capital (RAROC), and Economic Profit for shareholders can be obtained from the MD&A report for the year ended December 31, 2003

for 305,810 million, or 57.28 percent of outstanding loans, while loans for individuals accounted for the remaining 42.72 percent. In terms of maturity, credit aging less than or equal to 1 year accounted for 67.56 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile



Less than or equal to 20 MB
Over 20 MB
Credit amount
As of March 31, 2004
53.34
46.66
As of December 31, 2003
52.65
47.35
Business entities
Individual
Type of customer
As of March 31, 2004
57.28
42.72
As of December 31, 2003
57.18
42.82
Less than or equal to 1 year
Over 1 year
Credit maturity
As of March 31, 2004
67.56
32.44
As of December 31, 2003
68.36
31.64
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of March, 2004 and the end of 2003, were as follows:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)



As of March 31, 2004
Others 7.62 %
Agricultural & Mining 3.26 %
Housing Loan 10.78 %
Utilities & Services 11.08 %
Real Estate & Construction 7.43 %
Manufacturing & Commerce 59.83 %
As of December 31, 2003
Others 8.03 %
Agricultural & Mining 3.48 %
Housing Loan 10.83 %
Utilities & Services 11.40 %
Real Estate & Construction 7.39 %
Manufacturing & Commerce 58.87 %

Loan portfolios are reviewed monthly, focusing on overall performance as well as each industry and business group's performance in terms of growth and quality.

- **Non-performing Loans**

As of March 31, 2004, the Bank's NPLs (using the BoT's new definition as in the directive, dated January 16, 2003) stood at Baht 64,744 million, equal to 12.06 percent of the total outstanding credit[2]. This amount decreased from Baht 68,316 million at the end of 2003 and Baht 91,172 million from the same period of last year,

---

[2] Including financial institutions.

accounting for 12.84 and 18.38 percent of the total outstanding credit[3], respectively. The Bank's NPLs over the past five quarters (with historical NPLs restated in accordance with the BoT's new definition for comparison purposes) are shown in the table below.

(Million Baht)

Quarter ended	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003
NPLs at end of the quarter	64,744	68,316	79,495	85,387	91,172
Percentage of total outstanding credit[3]	12.06%	12.84%	15.65%	17.23%	18.38%

In the first quarter of 2004, the Bank entered into debt restructuring agreements with borrowers with pre-written-off outstanding credit totaling Baht 12,496 million, decreasing from the level in the previous quarter and from the level in the same period of last year. The details of debt restructuring and losses from debt restructuring in the past five quarters are shown in the following table.

(Million Baht)

Quarter ended	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003
Debt restructuring	12,496	13,317	12,367	20,502	17,604
Losses from debt restructuring	1,540	3,408	1,932	2,540	3,623

- **Allowance for Doubtful Accounts**

As of March 31, 2004, the Bank's allowances for doubtful accounts stood at Baht 47,712 million, decreasing by Baht 2,203 million from the previous quarter. This amount accounted for 8.89 percent of total outstanding credit, which was equivalent to 142.63 percent of the level required by the BoT. The percentage of allowances for doubtful accounts to outstanding NPLs was 73.69 percent. Current allowances are believed to be adequate to absorb estimated and potential losses from debt restructuring, relapses in performing restructured loans, depreciation in collateral value, and potential loss sharing in debt restructured accounts, which have been transferred to the Thai Asset Management Corporation. The Bank's allowances for doubtful accounts over the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003
Allowance for doubtful accounts	47,712	49,915	51,924	53,083	55,554
Allowance as percentage of total outstanding credit	8.89%	9.38%	10.23%	10.71%	11.20%
Allowance as percentage of NPLs	73.69%	73.06%	65.32%	62.17%	60.93%

[3] Including financial institutions.

- **Foreclosed Properties**

As of March 31, 2004, foreclosed properties had a book value of Baht 14,840 million, accounting for 1.85 percent of the Bank's total assets. This ratio rose over the end of 2003, but dropped from the same period in the previous year, as the increased value of the Bank's total assets was greater than the increased value of foreclosed properties. The rise in the value of foreclosed properties was due to the value of foreclosed properties sold being less than those acquired. The Bank's foreclosed properties and the associated allowances over the past five quarters are shown below.

(Million Baht)

Quarter ended	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003
Foreclosed properties at end of the quarter	14,840	14,201	15,151	14,569	14,599
Percent of the Bank's total assets	1.85%	1.73%	1.87%	1.83%	1.88%
Allowances for impairment of foreclosed properties	3,336	3,341	3,622	3,648	3,705
Percent of foreclosed properties	22.48%	23.53%	23.91%	25.04%	25.38%
Foreclosed properties sold	403	1,500	749	530	1,109
Losses from sales of foreclosed properties	2	(172)	(113)	(55)	(296)
Percent of foreclosed properties sold	0.50%	(11.47%)	(15.09%)	(10.38%)	(26.66%)

As of March 31, 2004, allowances for impairment of foreclosed properties stood at Baht 3,336 million, accounting for 22.48 percent of the book value of foreclosed properties. This ratio dropped from 23.53 percent in the previous quarter, as the market value of recently acquired foreclosed properties was greater than their book value, resulting in a decrease in the ratio of allowances for impairment of foreclosed properties to the book value of foreclosed properties. However, current allowances are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties.

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of March 31, 2004, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 35,708 million, or 55.14 percent of the total initial unpaid principal balance, with an expected recovery rate of 54.48 percent. Ploy AMC had resolved and/or restructured NPLs totaling Baht 28,413million, or 68.98 percent of the total initial unpaid principal balance, with an expected recovery rate of 76.62 percent. The details of the NPL resolving and/or restructuring in the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	35,708	35,321	31,109	30,058	28,362
Percent of the total initial unpaid principal balance	55.14%	54.55%	48.04%	46.42%	43.80%
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	28,413	29,238	28,109	27,183	27,055
Percent of the total initial unpaid principal balance	68.98%	70.98%	68.24%	65.99%	65.68%

❑ Other Risk Factors

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered as credit loans, which require submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of March 2004, the Bank's contingent obligations were Baht 47,913 million, compared to Baht 45,541 million at the end of December 2003.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank conducts various derivative transactions as a tool for risk hedging, including exchange rate, interest rate, and the Bank's securities price risks. The Bank also provides derivative instrument trading services to customers and business allies to increase our fee-based income. As of March 31, 2004, the Bank had foreign exchange contracts on the purchase side of Baht 60,199 million, with Baht 183,787 million on the sales side, compared to Baht 53,309 million and 191,447 million at the end of December 2003, respectively. In addition, the Bank had interest rate contracts on the purchase side of Baht 34,554 million and Baht 34,554 million on the sales side, compared to Baht 23,742 million and 25,525 million at the end of December 2003, respectively.

- **Risks Related to Capital Adequacy**

As of March 31, 2004, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 12.11 percent, which is significantly above the BoT minimum requirement of 8.50 percent. The Bank monitors capital closely, as it fluctuates with the Bank's operations.

5. Functional Groups

For greater efficiency within the core business groups, several development projects relating to such systems as human resources, operational infrastructure and information technology were implemented.

- **Building an Effective, Performance-based Organization**

With the goal of becoming a performance-based and competency-based organization, the Bank continued with the implementation of the PRO (Performance Reward Opportunity) project, in the first quarter of 2004. In each business group, the top 40 percent of employees having similar job characteristics were ranked using set criteria to identify competent employees. In addition, the Bank assigned a performance rating to each employee and compared this to the previous year's performance. Further development of a new performance management system was also undertaken to enhance efficiency, convenience, and rapidity.

Additionally, the Bank has implemented several other important programs, including those in the following areas:

- **Performance**

The Bank established necessary guidelines for assessors and employees for setting efficient operational goals and developmental goals. "Common goals" such as turnover rates and employee satisfaction were added to the performance management objectives of assessors so as to focus the organization on retaining competent employees. The processes of goal setting, performance rating, rewarding, and career opportunity overseeing for employees in the strategic projects were also designed to boost morale and stimulating stronger effort among employees.

- **Reward**

A structure for management of the budget for human resources was devised to allow each business group to take part in managing funds allocated to it for human resources. Further, the 2004 KBANK Retention Program was initiated, through the cooperation between heads of departments and the Human Resources Department, aiming to find systematic ways to prevent and reduce employees' turnover.

- **Opportunity**

A Career Counseling Center was established to enhance career opportunities for all employees. Well-defined criteria for the selection of exceptionally high performing employees for promotion and rewards were also put in place.

- **Employee Survey**

A survey on employees' satisfaction in working with the Bank was conducted and plans to deal with the problems identified were made. Also, a survey on the impact of the strategic programs was conducted and steps are being taken to address the issues and suggestions.

- **Centralized Back Office Reconfiguration Project**

During the first quarter of 2004, the Bank started to prepare for changes in the new banknote management system of the BoT. The BoT will perform the separation and counting of banknote itself, rather than leaving this to the provincial offices of the Ministry of Finance, beginning October 1, 2004. To meet this new requirement, about

28 new regional Banknote Management Centers will be instituted to serve 296 branches upcountry, in addition to the available three Centers serving some 200 branches in Bangkok. Furthermore, the Bank was preparing for the implementation of the new electronic Banknote Ordering System (BOS), which will replace the current system using BoT checks. The Bank is expected to be ready for the BoT's new systems by the time they are implemented.

- **Credit Services Unit & Centralized Lending Services Project: CSU/CLS**

In order that post-credit approval processes share the same quality and standard, the Bank has continuously instituted several credit operations development projects. Since early 2003, new contract forms have been applied to the Document Management System (DMS) project so that contract forms can be prepared in advance and given to customers instantly. During the first quarter of 2004, the Bank entered into phase 4 of the project, as planned, during which the system was tested. The system is expected to become fully operational at the end of the second quarter of 2004.

Another project, the Document & Collateral Control System aims to control the access of contracts, collateral documents, and image files. As of the first quarter of 2004, the Bank entered into the testing phase of the project, and it is expected to become fully operational at the Central Operations Department by the second quarter of the year. It will be rolled out and made accessible to customer relationship management personnel, in both the Retail and Corporate Banking groups, by the third quarter of 2004. Consequently, both groups will be able to view or printout documents stored in the system, reducing the former complexities involved in obtaining copies of contracts and other documents held at centralized credit operations facilities. By the end of the first quarter of 2004, 99 percent of all related credit documents and contracts for Bangkok Metropolis were transferred and recorded in the form of image files.

- **IT Security Policy and Implementation**

In order to guard the confidential information of our customers, the Bank has developed an IT Security Policy and IT Implementation Project. During the first quarter of 2004, an IT security policy was drafted and reviewed for compliance with the BoT's policy on IT Security in Electronic Financial Services, 2004. In addition, the Bank has cooperated with IBM (Thailand) Co., Ltd. in standardizing new IT security at both systems and application levels for increased safety. Emergency steps and procedures were also devised for the Bank's departments and IBM to guard against possible damages to banking business and services.

In this same quarter, work proceeds on the new Security Infrastructure, with the setting of new policies for changing user passwords in the Windows operating system, as well as planning for new IT security measures, and drafting of a detailed blueprint of the new security infrastructure. A Public Key Infrastructure was also prepared to be incorporated into the new system to further enhance user identification. In the matter of secure communication, the Bank has engaged in further feasibility studies and structure plan of secure communication modes within organization and between customers and the Bank.

- **IT Outsourcing**

During the first quarter of 2004, the Bank and IBM continued to work on the Transformation Plan. During this period, Asymmetric Digital Subscriber Line (ADSL) high-speed data transfer technology was tested as a backup for primary data transfer networks, should they become unavailable for service, and the results were satisfactory. Subsequently, the Bank will roll out the IP network to branches nationwide to support increasing demands on e-Business and e-Banking services. This system is expected to be completed by November 2004.

In addition to the above, the Disaster Recovery Plan was improved to better cover mission-critical IT systems. During the first quarter of 2004, a survey of business continuity requirements was undertaken to ascertain operational needs in the event of a primary computing platform failure. Thereafter, a Disaster Recovery Strategy will be promulgated as the basis for creation and testing of a new Disaster Recovery Plan.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of March 31, 2004 are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	First Quarter Year 2004 Operating Performance (Baht)
Investment in Asset Management Company							
1. Phethai Asset Management Co.,Ltd. (Formerly Thonburi Asset Management Co.,Ltd.) Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	312,660,220
2. Ploy Asset Management Co.,Ltd. (Formerly Chanthaburi Asset Management Co.,Ltd.) Tel. 0-2693-2020 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	(278,414,739)
Investment in Subsidiary and Associated Companies							
1. Kanpai Co.,Ltd. Tel. 0-2270-1261 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	5,231,268
2. Progress Plus Co.,Ltd. Tel. 0-2270-1272 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	4,054,248
3. Kasikorn Factoring Co.,Ltd. (Formerly Thai Farmers Heller Factoring Co.,Ltd.) Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	16,102,734
4. Progress Land and Buildings Co.,Ltd. Tel. 0-2273-3884 Fax. 0-2273-3883	Bangkok	Real Estate Development	20,000,000	19,999,992	99.99	Ordinary	19,806,634
5. Kasikorn Research Center Co.,Ltd. (Formerly Thai Farmers Research Center Co.,Ltd.) Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	(2,912,773)
6. Progress Facilities Management Co.,Ltd. Tel. 0-2273-3289-91 Fsx. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	511,018
7. Progress Management Co.,Ltd. Tel. 0-2273-3880-2 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	1,122,774
8. Progress Storage Co.,Ltd. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	2,288,958
9. Progress Service Co.,Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	2,882,260
10. Progress Appraisal Co.,Ltd. Tel. 0-2273-3654-6 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	6,534,756
11. Kasikorn Asset Management Co.,Ltd. (Formerly Thai Farmers Asset Management Co.,Ltd.) Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	52,923,282
12. Progress Software Co.,Ltd. Tel. 0-2273-3829-30 Fax. 0-2270-1197	Bangkok	Services	100,000	60,000	60.00	Ordinary	5,433,725
13. Thai Administration Services Co.,Ltd. Tel. 0-2670-9494 Fax. 0-2670-9499	Bangkok	Services	2,500,000	1,274,997	51.00	Ordinary	3,304,661

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	First Quarter Year 2004 Operating Performance (Baht)
14. Processing Center Co.,Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	21,364,008
15. N.C.Associate Co.,Ltd. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	(47,839)
16. Rural Capital Partners Co.,Ltd. Tel 0-2318-3958 Fax 0-2319-5019	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	451,274
17. Progress Information Co.,Ltd. Tel 0-2263-8050 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(134,840)
18. M Grand Hotel Co.,Ltd. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(4,579,581)
19. E.S.Industries Co.,Ltd. Tel 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-